UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter ended September 30, 2007
Commission File Number 001 — 33175

Sterlite Industries (India) Limited
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Republic of India
(Jurisdiction of incorporation or organization)

Vedanta, 75 Nehru Road
Ville Parle East
Mumbai, Maharashtra 400-099, India
+91-22-6646-1000
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

Conventions used in this report
Unless otherwise stated in this report or unless the context otherwise requires, references herein to “we,” “us,” “our,” “Sterlite,” the “Company” or “our consolidated group of companies” mean Sterlite Industries (India) Limited, and its consolidated subsidiaries and its predecessors, collectively, including Monte Cello BV, or Monte Cello, Copper Mines of Tasmania Pty Ltd, or CMT, Thalanga Copper Mines Pty Ltd, or TCM, Bharat Aluminium Company Limited, or BALCO, Sterlite Energy Limited, or Sterlite Energy, Sterlite Opportunities and Ventures Limited, or SOVL, and Hindustan Zinc Limited, or HZL. Our financial information does not include Vedanta Resources plc, or Vedanta, Vedanta Resources Holdings Limited, or VRHL, Konkola Copper Mines plc, or KCM, Twin Star Holdings Limited, or Twin Star, The Madras Aluminium Company Limited, or MALCO, India Foils Limited, or IFL, Sterlite Technologies Limited (formerly Sterlite Optical Technologies Limited), or STL, Sterlite Gold Limited, or Sterlite Gold, SIL Employees Welfare Trust, or SEWT, Monte Cello Corporation NV, or MCNV, Twin Star Infrastructure Limited, Sesa Goa Limited, or Sesa Goa, or Vedanta Aluminium Limited (formerly Vedanta Alumina Limited), or Vedanta Aluminium, except that as to Vedanta Aluminium, our consolidated financial statements account for our 29.5% minority interest therein under the equity method of accounting, but Vedanta Aluminium is not otherwise included in our consolidated group of companies or our consolidated financial statements. References to the “Vedanta group” are to Vedanta and its subsidiaries.
In this report, references to The London Metal Exchange Limited, or LME, price of copper, zinc or aluminum are to the cash seller and settlement price on the LME for copper, zinc or aluminum for the period indicated.
In this report, all references herein to “US” or the “United States” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “$,” “US$,” “dollars” or “US dollars” are to the legal currency of the United States, references to “Rs.,” “Rupees” or “Indian Rupee” are to the legal currency of India and references to “AUD,” “Australian dollars” or “A$” are to the legal currency of the Commonwealth of Australia. References to “¢” are to US cents and references to “lb” are to the imperial pounds (mass) equivalent to 0.4536 kilograms. References to “tons” are to metric tons, a unit of mass equivalent to 1,000 kilograms or 2,204.6 lb. Unless otherwise indicated, the accompanying financial information for our company has been prepared in accordance with US generally accepted accounting principles, or US GAAP, for the fiscal years ended March 31, 2007 and for the six-month periods ended September 30, 2006 and 2007. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30 and December 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.
Special note regarding forward-looking statements
This report contains “forward-looking statements,” as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our company and our industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. These statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that, although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. Factors which could cause these assumptions to be incorrect include but are not limited to:
•	a decline or volatility in the prices of or demand for copper, zinc or aluminum;

•	events that could cause a decrease in our production of copper, zinc or aluminum;

•	unavailability or increased costs of raw materials for our products;

•	our actual economically recoverable copper ore, lead-zinc ore or bauxite reserves being lower than we have estimated;

•	our ability to expand our business, effectively manage our growth or implement our strategy, including our planned entry into the commercial power business;

•	our ability to retain our senior management team and hire and retain sufficiently skilled labor to support our operations;

•	regulatory, legislative and judicial developments and future regulatory actions and conditions in our operating areas;

•	increasing competition in the copper, zinc or aluminum industry;

•	political or economic instability in India or around the region;

•	worldwide economic and business conditions;

•	our ability to successfully consummate strategic acquisitions;

•	the outcome of outstanding litigation in which we are involved;

•	our ability to maintain good relations with our trade unions and avoid strikes and lock-outs;

•	any actions of our controlling shareholder, Vedanta;

•	our business’ future capital requirements and the availability of financing on favorable terms;

•	the continuation of tax holidays, exemptions and deferred tax schemes we enjoy;

•	changes in tariffs, royalties, customs duties and government assistance; and

•	terrorist attacks and other acts of violence, natural disasters and other environmental conditions and outbreaks of infectious diseases and other public health concerns in India, Asia and elsewhere.
These and other factors are more fully discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this report and in our other filings with the U.S. Securities and Exchange Commission, or the SEC, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in our registration statement on Form F-1, as amended (Registration No. 333-138739). In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (Indian Rupees in millions except share or per share amounts unless otherwise stated)

			2007
	2006	2007	US dollars in
For the six-month period ended September 30,	Rs. in millions	Rs. in millions	millions (Note 2)

Sales
- External	117,015	134,882	3,393.3
- Related parties	2,141	2,092	52.6
Less : Excise duty	(7,828)	(10,713)	(269.5)

Net sales	111,328	126,261	3,176.4
Other operating revenues	1,248	1,095	27.5

Total revenue	112,576	127,356	3,203.9
Cost of sales	(66,400)	(82,894)	(2,085.4)
Selling and distribution expenses	(1,572)	(1,673)	(42.1)
General and administration expenses	(1,717)	(2,276)	(57.3)
Voluntary retirement scheme expenses	(97)	—	—

Operating income	42,790	40,513	1,019.1

Interest and dividend income	1,172	2,407	60.6
Interest expense	(1,969)	(1,749)	(44.0)
Net realized and unrealized investment gain	924	2,183	54.9

Income before income taxes, minority interests and equity in net (loss) /income of associate	42,917	43,354	1,090.6

Income taxes
- Current	(11,052)	(10,415)	(262.0)
- Deferred	(1,084)	(763)	(19.2)

Income after income taxes, before minority interests and equity in net (loss) /income of associate	30,781	32,176	809.4

Minority interests	(8,795)	(10,448)	(262.8)
Equity in net (loss)/income of associate, net of taxes	(15)	691	17.4

Net income from continuing operations	21,971	22,419	564.0

Discontinued operations:

Income from divested business, net of tax	86	—	—

Net income	22,057	22,419	564.0

Basic and diluted earnings per share :
Income from continuing operations	39.71	34.87	0.88
Income from discontinued operations	0.16	—	—

Basic and diluted earnings per share	39.87	34.87	0.88

Weighted average number of equity shares used in computing earnings per share
Basic and diluted	553,216,634	642,920,671	642,920,671

     The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
 (Indian Rupees in millions except share or per share amounts unless otherwise stated)

			September 30,
	March 31,	September 30,	2007
	2007	2007	US dollars
	Rs. in	Rs. in	in millions
As of	millions	millions	(Note 2)

ASSETS
Current assets
Cash and cash equivalents	9,436	9,502	239.0
Restricted — cash, deposits and investments	1,093	1,591	40.0
Short-term investments and deposits	51,325	157,222	3,955.3
Accounts receivable, net	15,769	13,149	330.8
Inventories	28,645	32,252	811.4
Deferred income taxes	1,152	1,243	31.3
Other current assets	11,771	10,467	263.2

Total current assets	119,191	225,426	5,671.0

Non-current assets
Long-term investments	1,139	1,186	29.8
Equity investment in associate	3,033	3,724	93.7
Deferred income taxes	1,455	1,437	36.2
Property, plant and equipment, net	99,513	104,947	2,640.2
Other non-current assets	1,550	5,038	126.7

Total non-current assets	106,690	116,332	2,926.6

Total assets	225,881	341,758	8,597.6

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term and current portion of long-term debt	8,353	4,189	105.4
Accounts payable	35,336	37,715	948.8
Accrued expenses	2,411	3,442	86.6
Current income taxes payable	2,349	2,465	62.0
Deferred income taxes	1,479	1,423	35.8
Other current liabilities	7,996	11,973	301.2

Total current liabilities	57,924	61,207	1,539.8

Non-current liabilities
Long-term debt, net of current portion	13,128	11,786	296.5
Deferred income taxes	13,985	15,014	377.7
Other non-current liabilities	4,194	4,331	109.0

Total non-current liabilities	31,307	31,131	783.2

Total liabilities	89,231	92,338	2,323.0

Minority interests	39,690	49,910	1,255.6
Commitments and contingencies (Note 10)
Shareholders’ equity
Equity Shares — par value Rs.2 per equity share
(925,000,000 shares authorized as of March 31, 2007 and September 30, 2007; 558,494,411 and 708,494,441 equity shares issued and outstanding as of March 31, 2007 and September 30, 2007, respectively)	1,117	1,417	35.6
Additional paid-in-capital	26,220	106,436	2,677.6
Retained earnings	70,463	93,417	2,350.1
Accumulated other comprehensive losses	(840)	(1,760)	(44.3)

Total shareholders’ equity	96,960	199,510	5,019.0

Total liabilities and shareholders’ equity	225,881	341,758	8,597.6

     The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

			2007
	2006	2007	US dollars in
For the six-month period ended September 30,	Rs. in millions	Rs. in millions	millions (Note 2)

Cash flows from operating activities
Net income	22,057	22,419	564.0
Adjustments to reconcile net income to net cash provided by operating activities Depreciation, depletion and amortization	2,826	3,303	83.1
Net realized and unrealized investment gains	(924)	(2,183)	(54.9)
Loss/(gain) on sale of property, plant and equipment	14	(1)	—
Equity in net loss/ (income) of associate	15	(691)	(17.4)
Deferred income taxes	1,084	763	19.2
Minority interests	8,795	10,448	262.8
Changes in assets and liabilities:
Accounts receivable, net	(1,906)	2,613	65.7
Other current and non-current assets	(7,109)	(1,707)	(42.9)
Inventories	(15,391)	(3,604)	(90.7)
Accounts payable and accrued expenses	5,732	1,972	49.5
Other current and non-current liabilities	7,302	4,702	118.3
Short-term investments and deposits, net	(21,636)	(103,714)	(2,609.2)

Net cash provided /(used) in operating activities	859	(65,680)	(1,652.5)

Cash flows from investing activities
Purchases of property, plant and equipment	(5,298)	(8,351)	(210.1)
Proceeds from sale of property, plant and equipment	42	18	0.5
Net changes in restricted — deposits and investments	20	(200)	(5.0)
Proceeds from sale of non-core business	41	—	—

Net cash used in investing activities	(5,195)	(8,533)	(214.6)

Cash flows from financing activities
Proceeds from issuance of equity shares, net	—	80,516	2,025.6
Net changes in restricted cash	(35)	(298)	(7.5)
Repayment of short-term debt, net	1,038	—	—
Proceeds from long-term debt	1,254	—	—
Repayment of long-term debt	(4,300)	(5,505)	(138.5)
Payment of dividends, including dividend tax	(1,219)	(502)	(12.6)

Net cash (used)/provided by financing activities	(3,262)	74,211	1,867.0

Effect of exchange rate changes on cash and cash equivalents	(83)	68	1.7

Net (decrease)/ increase in cash and cash equivalents	(7,681)	66	1.6

Cash and cash equivalents at the beginning of the period	9,258	9,436	237.4
Cash and cash equivalents at the end of the period	1,577	9,502	239.0

Supplementary information:
Interest paid	1,660	1,312	33.0
Income taxes paid	8,729	6,683	168.1

     The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
 (Indian Rupees in millions except share or per share amounts unless otherwise stated)

					Accumulated
	Equity shares				other compre-	Compre-	Total
	No. of		Additional	Retained	hensive	hensive	Shareholders’
	shares	Par value	paid-in-capital	earnings	income /(loss)	income/(loss)	equity

Balance at April 1, 2006	558,494,411	559	26,883	26,575	(519)	—	53,498
Stock split from Rs. 5 par value to Rs. 2 par value resulting in additional issuance of 2.5 shares per share held (111,738,469 shares to 279,346,173 shares)
Stock Split effected in form of dividend		558	(558)
Net income				22,057		22,057	22,057
Dividend (including dividend tax)				(796)			(796)

Loss on sale of conductor division			(105)				(105)

Unrealized gain on available-for-sale securities, net of tax of Rs. 21 million					41	41	41
Foreign currency translation adjustment					(33)	(33)	(33)
Unrealized gain on cash flow hedges, net of tax of Rs.137 million					(272)	(272)	(272)
Comprehensive income						21,793

Balance at September 30, 2006	558,494,411	1,117	26,220	47,836	(783)		74,390

					Accumulated other			Total
	Equity shares		Additional		comprehensive	Compre-	Total	US dollars in
	No. of		paid-in-	Retained	income	hensive	Shareholders’	millions
	shares	Par value	capital	earnings	/(loss)	income/(loss)	equity	(Note 2)

Balance at April 1, 2007	558,494,411	1,117	26,220	70,463	(840)	—	96,960	2,439.2
Adoption of FIN 48				535			535	13.5
Share Issued (Note 9)	150,000,000	300	80,216				80,516	2,025.5
Net income				22,419		22,419	22,419	564.0
Unrealized gain on available-for-sale securities, net of tax of Rs. 16 million ($0.4 million)					31	31	31	0.8
Foreign currency translation adjustment					74	74	74	1.9
Unrealized loss on cash flow hedges, net of tax of Rs. 42 million ($1.1 million)					(1,025)	(1,025)	(1,025)	(25.9)
Comprehensive income						21,499

Balance at September 30 , 2007	708,494,411	1,417	106,436	93,417	(1,760)		199,510	5,019.0

Balance at September 30, 2007 in US dollar in millions (Note 2)		35.6	2,677.6	2,350.1	(44.3)		5,019.0

     The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
 (Indian Rupees in millions except share or per share amounts unless otherwise stated)
1. Background and Operations
     Sterlite Industries (India) Limited and its consolidated subsidiaries (the “Company” or “Sterlite”) are engaged in non-ferrous mining and metals in India and Australia. Sterlite Industries (India) Limited (“SIIL”) was incorporated on September 8, 1975 under the laws of the Republic of India. Its shares are listed on National Stock Exchange and Bombay Stock Exchange in India. In June 2007, Sterlite completed its initial public offering of American Depositary shares (“ADS”), each representing one equity share, and listed its ADSs on the New York Stock Exchange and raised Rs. 80,516 million ($ 2,025.5 million).
     SIIL is a majority-owned subsidiary of Twin Star Holdings Limited (“Twin Star”) in turn a wholly-owned subsidiary of Vedanta Resources plc (“Vedanta”), a public limited company incorporated in the United Kingdom and listed on the London Stock Exchange. Twin Star held 57.0% of SIIL’s equity as of September 30, 2007.
     The Company’s copper business is principally one of custom smelting and includes a smelter, refinery, phosphoric acid plant, sulphuric acid plant and copper rod plant at Tuticorin in Southern India, and a refinery and two copper rod plants at Silvassa in Western India. In addition, the Company owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary Copper Mines of Tasmania Pty Ltd (“CMT”), which provides a small percentage of the copper concentrate requirements for its smelter.
     The Company’s zinc business is owned and operated by Hindustan Zinc Limited (“HZL”). The Company has a 64.9% ownership interest in HZL, with the remaining interests owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). HZL’s operations include three lead-zinc mines in Northwest India, two zinc smelters, one lead-zinc smelter and one lead smelter in Northwest India and one zinc smelter in Southeast India.
     The Company’s aluminum business is owned and operated by Bharat Aluminium Company Limited (“BALCO”), in which the Company has a 51.0% ownership interest and the remaining interest is owned by the Government of India. BALCO’s operations include bauxite mines, captive power plants and refining, smelting and fabrication facilities in Central India.
     The Company owns a 29.5% minority interest in Vedanta Aluminium Limited (formerly Vedanta Alumina Limited) (“Vedanta Aluminium”), a 70.5%-owned subsidiary of Vedanta. Vedanta Aluminium commenced construction of an aluminum refinery in the State of Orissa in Eastern India during fiscal 2004.
     SIIL divested its aluminum conductor division, a component of SIIL, during fiscal 2007 through a sale to Sterlite Technologies Limited (formerly Sterlite Opticals and Technologies Limited) (“STL”), a company under common control. Accordingly, the consolidated income statement for the six months ended September 30, 2006 has been recasted to present the result of the discontinued operations separately from the continuing operations.
     The Company acquired 100% shareholding of Sterlite Energy Limited (“SEL”) during fiscal 2007. SEL is engaged in power generation business in India. SEL has commenced construction of the first phase of a pit-head thermal coal-based power facility in the state of Orissa in Eastern India.
2. Significant Accounting Policies
Basis of preparation
     The unaudited condensed consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) which include industry practices. The unaudited condensed consolidated financial statements are presented in Indian Rupee (“Rs.”). Certain financial information that is normally included in annual financial statements, including certain financial statement notes, prepared in accordance with GAAP, is not required for interim reporting purposes and has been condensed or omitted.
     The financial information with respect to the six-month periods ended September 30, 2006 and 2007 is unaudited and as of and for the year ended March 31, 2007 is audited. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited financial information contains all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results of such periods. The results of operations for the six-month period ended September 30, 2007 are not necessarily indicative of results to be expected for the full year.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
Basis of consolidation
     The consolidated financial statements include the results of SIIL and all its wholly-owned subsidiaries and other subsidiaries in which a controlling interest is maintained.
     All significant inter-company balances and transactions, including unrealized profits arising from transactions between the subsidiaries, have been eliminated upon consolidation.
     Non-Indian subsidiaries have a functional currency (i.e., the currency in which activities are primarily conducted) of the country in which a subsidiary is domiciled. Foreign subsidiaries’ assets and liabilities are translated to Indian Rupee at year-end exchange rates, while revenues and expenses are translated at average exchange rates during the year. Adjustments that result from translating amounts in a subsidiary’s functional currency are reported in shareholders’ equity as a component of accumulated other comprehensive income. Minority interests in subsidiaries represent the minority shareholders’ proportionate share.
Convenience translation
     The accompanying unaudited condensed consolidated financial are presented in Indian Rupee, the functional currency of the Company. Solely for the convenience of the readers, the unaudited condensed consolidated financial statements as of and for the six months ended September 30, 2007 have been translated into US dollars (“$”) at the noon buying rates of $1.00 = Rs. 39.75 in the City of New York for cable transfers of Indian Rupee as certified for customs purposes by the Federal Reserve Bank of New York on September 28, 2007. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such a rate or any other rate.
Critical Accounting Policy Update — Income Taxes
     The Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, on April 1, 2007. FIN 48 provides specific guidance on the financial statement recognition, measurement, reporting and disclosure of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 addresses the manner in which tax positions, either permanent or temporary, should be reflected in the financial statements.
     In accordance with the adoption of FIN 48, we evaluate our tax positions to determine if it is more likely than not that a tax position is sustainable, based on its technical merits. If a tax position does not meet the more likely than not standard, a full reserve is established. Additionally, for a position that is determined to, more likely than not, be sustainable, we measure the benefit at the greatest cumulative probability of being realized and establish a reserve for the balance. A material change in our tax reserves could have an impact on our results. The company recognizes potential interest and penalties related to unrecognized tax benefits in income tax expense.
Recently issued accounting pronouncements
     SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment to FASB Statements No. 133 and 140”
     In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment to FASB Statements No. 133 and 140,” which eliminates the exemption from applying SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” to interests on securitized financial assets so that similar instruments are accounted for similarly regardless of form. The statement allows the election of a fair value measurement at acquisition, at issuance or when a previously recognized financial instrument is subject to a remeasurement event, on an instrument-by-instrument basis, in cases in which a derivative would otherwise have to be bifurcated. The statement applies to all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Adoption of the standard in fiscal 2007 had no material impact on the financial position or results of operation of the Company.
SFAS No. 157, “Fair Value Measurements”
     In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements”. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company’s management is currently evaluating the impact, if any, of the adoption of SFAS No. 157 will have on the Company’s financial reporting and disclosures.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
     SFAS No. 158,“Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132 (R)”
     In September 2006, the FASB issued SFAS No.158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87,88,106 and 132(R)”, which requires recognition of a net liability or asset to report the funded status of defined benefit pension and other postretirement plans on the balance sheet and recognition (as a component of other comprehensive income) of changes in the funded status in the year in which the changes occur. SFAS No.158 also requires measurement of a plan’s assets and obligations as of the balance sheet date and additional annual disclosures in the notes to the financial statements. The recognition and disclosure provisions of SFAS No.158 are effective for fiscal years ending after December 15, 2006 while the requirement to measure the plan’s assets and obligations as of the balance sheet is effective for fiscal years ending after December 15, 2008. Adoption of the standard in fiscal 2007 had no material impact on the financial position or results of operation of the Company.
Staff Accounting Bulletin (''SAB’’) No. 108, ''Considering the Effects of Prior year Misstatements when Quantifying Misstatements in Current Year Financial Statements.’’
     In September 2006, the SEC issued SAB No. 108, ''Considering the Effects of Prior year Misstatements when Quantifying Misstatements in Current Year Financial Statements.’’ SAB No. 108 is effective for annual financial statements for fiscal years ending after November 15, 2006, and requires registrants to assess the effects of correcting prior years’ misstatements on the current year’s statement of income. The cumulative effect, if any, of initial application is to be reported as of the beginning of such fiscal year. The adoption of SAB No. 108 in fiscal 2007 did not have a material effect on the consolidated financial position or results of operations of the Company.
SFAS No.159 “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115”
     In February 2007, the Financial Accounting Standards Board issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115”. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. This standard is effective for fiscal years ending on or after November 15, 2007. The Company’s management is currently evaluating the impact, if any, of the adoption of SFAS No.159 will have on the Company’s financial reporting and disclosures.
3. Interest and dividend Income
     Interest and dividend income include foreign currency gain/ (loss) on foreign currency investments.
4. Inventories
     Inventories consist of the following as of the date indicated:

			September 30,
	March 31,	September 30,	2007
	2007	2007	US dollars in
	Rs. in millions	Rs. in millions	millions

Finished goods	1,414	1,874	47.1
Work-in-progress	9,860	9,713	244.4
Raw materials	14,584	17,421	438.3
Stores and spares	2,787	3,244	81.6

Inventories	28,645	32,252	811.4

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
5. Accounts Receivable, net
     Accounts receivable, net consists of the following as of the date indicated:

			September 30,
	March 31,	September 30,	2007
	2007	2007	US dollars in
	Rs. in millions	Rs. in millions	millions

Accounts receivable	14,874	12,413	312.3
Related party receivable	910	751	18.9

Total receivables	15,784	13,164	331.2

Allowances for doubtful accounts	(15)	(15)	(0.4)

Accounts receivable, net	15,769	13,149	330.8

6. Short-Term and Long-Term Debt
     Short-term debt represents borrowings with an original maturity of less than one year. Long-term debt represents borrowings with an original maturity of greater than one year. Maturity distribution is based on contractual maturities or earlier dates at which debt is callable at the option of the holder or the Company. Interest rates on floating-rate debt are generally linked to benchmark rates.
Floating rate notes
     The Company issued US dollar denominated floating rate notes of $81.0 million in June 1997 repayable at the end of ten years. In June 2004, $67.6 million was repaid and the remainder was repaid in June 2007. Amounts outstanding under this facility were Rs. 584 million and nil as of March 31, 2007 and September 30, 2007 respectively. Interest on this facility was based on the London Inter-Bank Offer Rate (“LIBOR’’) plus 130 basis points. These were unsecured debts.
Foreign currency loans
     The Company had a US dollar denominated term loan facility of $92.6 million, the purpose of which was to refinance foreign currency loans with various banks. This facility consisted of a Tranche A of $67.6 million which has been repaid in June 2007 and a Tranche B of $25.0 million repayable in September 2008. As per the loan agreement, in April, 2006, these loans were converted into Japanese yen loans amounting to Tranche A to Japanese yen 8,012.6 million and Tranche B to Japanese yen 2,862.5 million. Amounts due under this facility as of March 31, 2007 and September 30, 2007 were Rs. 4,024 million and Rs. 987 million ($24.8 million), respectively. Interest on this facility is based on Japanese yen LIBOR plus 44 basis points. These are unsecured debts.
     The Company entered into a term loan facility consisting of Japanese yen 3,570 million and $19.7 million in September 2005, the purpose of which was to refinance foreign currency borrowings made in August 2002. This loan is to be repaid between August 2006 and August 2008 in five tranches. The first tranche amounting to Japanese yen 714 million and $ 3.9 million was repaid in August, 2006. The balances under this facility as of March 31, 2007 and September 30, 2007 were Rs. 1,306 million and Rs 805 million ($20.3 million), respectively. Interest on Japanese yen facility is based on Japanese yen LIBOR plus 42 basis points and on the US dollar denominated facility is based on LIBOR plus 42 basis points. These are unsecured debts.
Term loans
     As of September 30, 2007, the Company held syndicated Indian Rupee fixed rate term loan facilities totaling Rs. 10,659 million ($268.2 million) and bearing an average interest rate of 7.14% per annum. The amount outstanding was Rs. 11,862 million as of March 31, 2007. These facilities are secured by a first charge on the movable and immovable properties, present and future tangible or intangible assets and other than current assets of BALCO. The first loan, under which Rs. 4,755 million was outstanding, as of September 30, 2007, is repayable in 12 quarterly installments beginning January 2007 and the second loan, under which Rs. 5,904 million was outstanding, as of September 30, 2007 is repayable in eight quarterly installments beginning May 2009. During the six-month period ended September 30, 2007, Rs.1,202 million have been repaid under these loans.
Buyers’ credit
     As of September 30, 2007, the Company had extended credit terms relating to purchases of property, plant and equipment for its projects. As of March 31, 2007 and September 30, 2007, the balances were Rs. 1,452 million and Rs 1,323 million ($33.3 million), respectively. These loans bear interest at LIBOR plus 50 basis points. These are long term loans secured by all the fixed assets of BALCO, immovable or movable, present and future, on a pari passu basis with other term lenders and with priority to other creditors.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
Non-convertible debentures
     In April 2003 the Company had issued Rs. 1,000 million ($24.6 million) Indian Rupee denominated non-convertible debentures to the Life Insurance Corporation of India (“LIC”). The debentures were established in two tranches. Tranche A, which is in the amount of Rs. 400 million ($9.1 million), is due in April 2010 and Tranche B, which is in the amount of Rs. 600 million ($13.6 million), is due in April 2013. Interest rates are linked to annualized Indian Government Security rates. The applicable interest rates have varied from 7.9% to 8.0% per annum. These debentures are secured by certain of SIIL’s immoveable properties.
     Short-term and current portion of long-term debt consist of the following as of the date indicated:

			September 30,
	March 31,	September 30,	2007
	2007	2007	US dollars in
	Rs. in millions	Rs. in millions	millions

Current portion of long-term debt	8,353	4,189	105.4

Short-term and current portion of long-term debt	8,353	4,189	105.4

Unused line of credit on short-term debts	38,675	41,441	1,042.5
     Long-term debt, net of current portion consists of the following as of the date indicated:

			September 30,
	March 31,	September 30,	2007
	2007	2007	US dollars in
	Rs. in millions	Rs. In millions	millions

Bank and financial institutions	19,319	13,848	348.4
Non-convertible debentures	1,000	1,000	25.2
Others	1,162	1,127	28.3

Long-term debt	21,481	15,975	401.9
Less : Current portion of long-term debt	(8,353)	(4,189)	(105.4)

Long-term debt, net of current portion	13,128	11,786	296.5

7. Business Combinations and Divestures
a. Call option — HZL
     The Company’s wholly-owned subsidiary Sterlite Opportunities and Ventures Limited has the right to purchase all of the Government of India’s remaining shares in HZL at fair market value. As of March 31, 2007 and September 30, 2007, the Government of India’s holding in HZL was 29.5%. This call option is subject to the right of the Government of India to sell 3.5% of HZL to HZL employees. This call option is also subject to the Government of India’s right, prior to the exercise of this call option, to sell its shares in HZL through a public offer. This call option became exercisable on April 11, 2007 and remains exercisable thereafter so long as the Government of India has not sold its remaining interest pursuant to a public offer of its shares. If the Company exercises this call option, the exercise price will be equal to the fair market value of the Government of India’s shares as determined by an independent appraiser, which may take into consideration a number of factors including the current market price of HZL’s shares.
b. Call option — BALCO
     The Company purchased a 51.0% holding in BALCO from the Government of India on March 2, 2001. Under the terms of the purchase agreement for BALCO and the shareholders’ agreement by and among BALCO, the Company and the Government of India, the Company had a call option that allowed it to purchase any remaining shares held by the Government of India in BALCO at any time on or after March 2, 2004. The purchase price per share under this option would be the higher of the fair market value and Rs. 49.01 (plus 14.0% interest per annum compounded semi-annually). During the year ended March 31, 2004, the Company exercised its call option pursuant to the terms of the shareholders’ agreement. An independent valuer was appointed by the Government of India in December 2005 to determine the fair market value of the shares held by the Government of India. The independent valuer submitted its valuation report in January 2006. The Government of India is contesting the purchase price and the validity of the call option. The Company filed an arbitration petition on May 17, 2007 before the High Court of Delhi requesting the court to appoint an arbitrator. As directed by the court, mediation proceedings have begun and the Government of India and the Company have each appointed their respective independent mediators. The Company expects the mediation

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
proceedings to be completed in near future. In the event that the mediation proceedings, do not resolve the matter, the Company has the option of seeking arbitration. The Government of India also retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees.
8. Accumulated Other Comprehensive Income /(Loss)
The components of accumulated other comprehensive losses consist of the following as of the date indicated:

			September 30,
	March 31,	September 30,	2007
	2007	2007	US dollars in
	Rs. in millions	Rs. in millions	millions

Unrealized gain on available-for-sale securities	70	101	2.5
Foreign currency translation adjustment	(388)	(314)	(7.9)
Unrealized loss on cash flow hedges	(522)	(1,547)	(38.9)

Accumulated other comprehensive losses	(840)	(1,760)	(44.3)

     Unrealized loss on the cash flow hedges to the extent of Rs. 440 million ($ 11.1 million), is expected to be recognized in the statement of operation within one year and balance Rs. 1,107 million ($27.8 million) after one year.
9. Shareholders’ Equity
Issued shares
     SIIL’s issued equity share capital as of March 31, 2007 and September 30, 2007 was Rs. 1,117 million and Rs. 1,417 million ($ 35.6 million), consisting of 558,494,411 shares and 708,494,411 shares, respectively, of Rs. 2 each including 4,099,400 equity shares allotted as fully paid upon conversion of 50,000 foreign currency redeemable convertible bonds.
     SIIL issued an additional 150,000,000 equity share in June 2007, resulting in an increase in issued equity share capital from 558,494,441 shares to 708,494,411 shares. The net proceeds from the initial public offering of ADS of Rs. 80,516 million ($ 2,025.5 million) have been accounted for as an addition of Rs. 300 million ($7.5 million) to equity share capital and Rs. 80,216 million ($ 2,018.0 million) to additional paid-in-capital.
     Retained earning includes among others balances of general reserve, debenture redemption reserve and preference share redemption reserve.
General reserves
     Under the Companies Act, a general reserve is created through an annual transfer of net income at a specified percentage in accordance with applicable regulations. The purpose of these transfers is to ensure that if a dividend distribution in a given year is more than 10.0% of the paid-up capital of the company for that year, then the total dividend distribution is less than the total distributable results for that year. The balances in the standalone financial statements of SIIL’s general reserves as determined in accordance with applicable regulations were Rs. 2,148 million and Rs. 2,148 million ($ 54.0 million) as of March 31, 2007 and September 30, 2007, respectively.
Debenture redemption reserve
     The Companies Act requires companies that issue debentures to create a debenture redemption reserve from annual profits until such debentures are redeemed. Companies are required to maintain a minimum proportion of outstanding redeemable debentures as a reserve. The amounts credited to the debenture redemption reserve may not be utilized by the Company except to redeem debentures. Retained earnings of the standalone financial statements of SIIL as of March 31, 2007 and September 30, 2007 include Rs. 117 million and Rs. 117 million ($ 2.9 million) of debenture redemption reserve, respectively.
Preference share redemption reserve
     The Companies Act provides that companies that issue preference shares may redeem those shares from profits of the company which otherwise would be available for dividends or from proceeds of a new issue of shares made for the purpose of redemption of the preference shares. If there is a premium payable on redemption, the premium must be provided for, either by reducing the additional paid in capital (shares premium account) or net income, before the shares are redeemed.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
     If profits are used to redeem preference shares, the value of the nominal amount of shares redeemed should be transferred from profits (retained earnings) to the capital redemption reserve account. This amount should then be utilized for the purpose of redemption of redeemable preference shares. This reserve can be used to issue fully paid-up bonus shares to the shareholders of the Company. Retained earnings of the standalone financial statements of SIIL includes Rs. 769 million and Rs. 769 million ($ 19.3 million) of preference share redemption reserve as of March 31, 2007 and September 30, 2007, respectively.
Dividends
     Each equity share holder is entitled to dividends as and when the Company declares and pays dividends after obtaining shareholder approval. Dividends are paid in Indian Rupees. Remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes. Equity dividends paid were Rs. 2,932 million (Rs. 5.25 per share) and nil for the year ended March 31, 2007 and six month period ended September 30, 2007, respectively. Dividend distribution taxes on the equity dividends were Rs. 411 million and nil for the year ended March 31, 2007 and the six month period ended September 30, 2007, respectively, which were paid by the Company.
     Dividends are payable from the profits determined under Indian GAAP statutory standalone financial statements of SIIL and its subsidiaries. Under Indian law, a company is allowed to pay dividends in excess of 10.0% of its paid-up capital in any year from profits for that year only if it transfers a specified percentage of the profits of that year to reserves. The Company makes such transfers to general reserves.
10. Commitments, Contingencies and Guarantees
(a) Commitments and contingencies
(i) Commitments
     The Company has a number of continuing operational and financial commitments in the normal course of business including completion of the construction and expansion of certain assets.
• Capital commitments
     Significant capital commitments of the Company as of September 30, 2007 amounted to Rs. 61,200 million ($ 1,540.0 million) and these are related to the capacity expansion projects including commitments amounting to Rs. 52,783 million ($1,327.9 million) for the Company’s new energy business.
• Export obligations
     The Company has export obligations of Rs. 24,654 million ($620.4 million) over eight years on account of concessional rates received on import duties paid on capital goods under the Export Promotion Capital Goods Scheme enacted by the Government of India. If the Company is unable to meet these obligations, the Company’s liability would be Rs. 3,544 million ($89.2 million), reduced in proportion to actual exports. Due to a remote likelihood of the Company being unable to meet its export obligations, no loss is anticipated with respect to these obligations and hence no provision has been made in its unaudited condensed consolidated financial statements.
(ii) Contingencies
     The Company is from time to time subject to litigation and other legal proceedings. Certain operating subsidiaries of the Company have been named as parties to legal actions by third party claimants and by the Indian sales tax, excise and related tax authorities for additional sales tax, excise and indirect duties. These claims primarily relate either to the assessable values of sales and purchases or to incomplete documentation supporting the Company’s tax returns. The total claims related to these tax liabilities is Rs. 3,048 million ($76.7 million). Management has evaluated these contingencies and hence has recorded Rs. 808 million ($ 20.3 million) as current liabilities as of September 30, 2007.
     The Company has ongoing disputes with income tax authorities relating to tax treatment of certain items. These mainly include disallowed expenses, tax treatment of certain expenses claimed by the Company as deductions, and the computation of, or eligibility of, certain tax incentives or allowances. Some of the disputes relate to the year in which the tax consequences of financial transactions were recognized and in the event these disputes are not resolved in the Company’s favor, the tax consequences may be reflected in the tax year allowed by the income tax authorities and are, therefore, timing differences. Most of these disputes/disallowances, being repetitive in nature, have been raised by the department consistently in most of the years. The Company has a right of appeal to the High Court or Supreme Court against adverse initial assessments by the appellate authorities for matters involving questions of law. The tax authorities have similar rights of appeal. The total claims related to income taxes is Rs. 3,293 million ($82.8 million). Management has evaluated these contingencies and hence has recorded Rs. 986 million ($ 24.8 million) as provision for current income taxes as of September 30, 2007.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
     Claims by third parties amounted to Rs. 5,675 million ($ 142.8 million) as of September 30, 2007, of which Rs. 287 million ($ 7.2 million) has been recorded as current liabilities. The Company intends to vigorously defend these claims as necessary. Although the results of legal actions cannot be predicted with certainty, it is the opinion of management, after taking appropriate legal advice, that the likelihood of these claims becoming the obligations of the Company is remote and hence the resolution of these actions will not have a material adverse effect, if any, on the Company’s business, financial condition or results of operations. Therefore, the Company has not recorded any additional liability beyond what is stated above in relation to litigation matters in the accompanying unaudited condensed consolidated financial statements.
(b) Guarantees and Put Option
     The Company has given guarantees on the issuance of customs duty bonds amounting to Rs. 334 million ($8.4 million) for import of capital equipment at concessional rates of duty. The Company has fulfilled its obligations under the bonds and procedural formalities are yet to be completed by the authorities for releasing the bonds. The Company does not anticipate any liability on these guarantees.
     The Company has provided guarantees on behalf of India Foils Limited, or IFL for its loan obligations to the extent of Rs. 1,820 million ($45.8 million) and the outstanding amounts against these guarantees as of September 30, 2007 was Rs. 1,670 million ($42.0 million). For IFL’s loan obligations of Rs. 1,270 million guaranteed by the Company, the Company has also granted a put option to a bank under which the bank may require the Company to repurchase the loan in lieu of looking to the Company’s guarantee. The Company would have a liability under the guarantees and the put option in the event IFL fails to fulfill its loan obligations. The maximum potential amount of future payments the Company would be required to pay is Rs. 1,670 million ($ 42.0 million) as of September 30, 2007. The Company reviewed its liabilities under the guarantees and the put option taking into consideration the financial position of IFL and estimated that the fair value of the guarantees as of September 30, 2007 was Rs. 886 million ($ 22.3 million). As a result, the Company recognized a liability of Rs. 784 million ($19.7 million) for the guarantees and the put option in fiscal 2006. No further provision during the six months ending September 30, 2007 is deemed necessary.
     The Company has issued a corporate guarantee of Rs. 7,000 million ($ 176.1 million) on behalf of Vedanta Aluminium for obtaining credit facilities. The Company has also issued a corporate guarantee of Rs. 7,885 million ($ 198.4 million) for importing capital equipment at concessional rates of duty under the Export Promotion Capital Goods scheme enacted by the Government of India and Rs 1,329 million ($33.4 million) for raw material imports. Vedanta Aluminium is obligated to export goods worth eight times the value of concessions enjoyed in a period of eight years following the date of import, failing which the Company is liable to pay the dues to the government. With respect to the corporate guarantee of Rs. 7,000 million ($ 176.1 million), Vedanta Aluminium has issued a counter guarantee to the Company indemnifying the Company for any liability on such guarantee. Vedanta Aluminium began the progressive commissioning of its new alumina refinery in March, 2007 and anticipates its full ramp up by March, 2008, after which it is expected to start fulfilling its obligations under this scheme. As of September 30, 2007, management determined that the Company has no liability on either of these corporate guarantees.
     The Company has given a bank guarantee amounting to Australian dollar 5.0 million (Rs. 175 million or $4.4 million) in favor of the Ministry for Economic Development, Energy and Resources as a security against rehabilitation liability on behalf of CMT. The same guarantee is backed by the issuance of a corporate guarantee of Rs. 320 million ($8.1 million). These liabilities are fully recognized in the consolidated financial statements of the Company. The management of the company does not anticipate any liability on these guarantees.
     The Company has given bank indemnity guarantees amounting to Australian dollar 2.9 million (Rs. 95 million or $ 2.4 million) in favor of the State Government of Queensland, Australia as a security against rehabilitation liabilities that are expected to occur at the closure of the mine. The environmental liability is fully recognized in the financial statements of the Company. The management of the Company does not anticipate any liability on these guarantees.
     The Company has issued corporate guarantees on behalf of CMT amounting to Rs 1,096 million ($ 27.6 million) for obtaining credit facility from banks. The management of the Company does not anticipate any liability on these guarantees.
     The Company has given performance bank guarantees amounting to Rs. 4,946 million ($ 124.5 million) as of September 30, 2007. These guarantees are issued in the normal course of business while bidding for supply contracts or in lieu of advances received from customers. The guarantees have varying maturity dates normally ranging from six months to three years. These are contractual guarantees and are enforceable if the terms and conditions of the contracts are not met and the maximum liability on these contracts is the amount mentioned above. The management of the Company does not anticipate any liability on these guarantees.
     The Company has given bank guarantees for securing supplies of materials and services in the normal course of business. The value of these guarantees as of September 30, 2007 is Rs. 1,554 million ($39.1 million). The Company has also issued bank

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
guarantees in the normal course of business for an aggregate value of Rs. 356 million ($ 9.0 million) for litigations, against provisional valuation and for other liabilities. The management of the Company does not expect any liability on these guarantees.
     The Company’s outstanding guarantees and put option cover obligations aggregating Rs. 26,585 million ($ 668.8 million) as of September 30, 2007. The Company estimates that the likelihood of these claims becoming obligations of the Company is remote and as such no provision has been made in the financial statements for these guarantees and put option.
11. Income Taxes
     The following are the details of tax expense charged to statements of operations for the periods indicated:

	Six months ended
	September 30, 2006	September	September 30, 2007
		30, 2007

			US dollars in
	Rs. in millions	Rs. in millions	millions

Current tax:
Indian income tax	10,352	9,714	244.4
Foreign income tax	700	701	17.6
Total current tax	11,052	10,415	262.0
Deferred tax:
Indian income tax	940	970	24.4
Foreign income tax	144	(207)	(5.2)
Total deferred tax	1084	763	19.2
Income taxes for the period	12,136	11,178	281.2
Effective tax rate	28.3%	25.8%	25.8%

     The following are the details of the deferred tax assets and liabilities as of the dates indicated:

	March 31, 2007	September	September 30, 2007
		30, 2007

			US dollars in
	Rs. in millions	Rs. In millions	millions
Deferred tax assets

Current	1,152	1,243	31.3
Non-current	1,455	1,437	36.2

Total	2,607	2,680	67.5

Deferred tax liabilities
Current	1,479	1,423	35.8
Non-current	13,985	15,014	377.7

Total	15,464	16,437	413.5

     The Company’s income tax provision from continuing operations for the six month period ended September 30, 2007 was Rs. 11,178 million ($281.2 million). The effective tax rate for the six month period ended September 30, 2007 is 25.8% and the difference between the statutory tax rate of 33.99% and the effective tax rate is primarily due to tax holidays and exemptions enjoyed by the Indian companies.
     Effective April 1, 2007, the company adopted the provisions of FIN 48. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes” and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. As a result of the implementation of FIN 48, the company have to recognize a Rs. 535 million ($ 13.5 million) decrease in the liability for unrecognized tax benefits related to tax positions taken in prior periods, which was accounted for as an increase to the April 1, 2007 balance of retained earnings.
     In addition, the Company has accrued interest and necessary penalties, where applicable, of Rs. 40 million ($ 1.0 million) related to unrecognized tax positions in provision for income taxes.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
12. Earnings Per Share (“EPS”)
     The following basic and diluted EPS is adjusted retroactively for all the periods presented to reflect the impact of stock dividend, rights issue and stock split effective as of May 12, 2006 in the tables below for the period indicated:

	Six months ended
			September 30, 2007
	September 30, 2006	September 30, 2007	US dollars in
	Rs. In millions	Rs. In millions	millions

Net income from continuing operations	21,971	22,419	564.0
Net income from discontinued operations	86	—	—
Net income	22,057	22,419	564.0
Weighted average number of ordinary shares for basic earnings per share	553,216,634	642,920,671	642,920,671

Basic and diluted Earnings from per share :
Income from continuing operations	39.71	34.87	0.88
Income from discontinued operations	0.16	—	—
Basic and diluted Earnings from per share	39.87	34.87	0.88

13. Segment Information
     The Company is in the business of non-ferrous mining and metals in India and Australia. The Company has four reportable segments: copper, zinc, aluminum and corporate and others. The management of the Company is organized by its main products: copper, zinc and aluminum. Each of the reported segment derives its revenues from these main products and hence these have been identified as reportable segments by the Company’s Chief Operating Decision Maker (CODM). Segment profit amounts are evaluated regularly by the Company’s Managing Director and CEO who has been identified as its CODM in deciding how to allocate resources and in assessing performance.
Copper
     The copper business is principally one of custom smelting and includes a smelter, refinery, phosphoric acid plant, sulphuric acid plant and copper rod plant at Tuticorin in Southern India and a refinery and two copper rod plants at Silvassa in Western India. The Company obtains a small quantity of copper concentrate from the Mt. Lyell copper mine in Tasmania, Australia, owned by CMT.
Zinc
     The zinc business is owned and operated by HZL, India’s leading zinc producer in the Indian zinc market. The Company has a 64.9% ownership interest in HZL, with the remainder owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). HZL’s operations include two zinc smelters, one lead-zinc smelter and one lead smelter in Northwest India, one zinc smelter in Southeast India and three lead-zinc mines in Northwest India.
Aluminum
     The aluminum business is owned and operated by BALCO, in which the Company has a 51.0% ownership interest. The remainder of BALCO is owned by the Government of India. BALCO’s operations include bauxite mines, captive power plants, and refining, smelting and fabrication facilities in Central India.
Corporate and others
     The operating segment “Corporate and others” is primarily commercial power generation business and other corporate activities.
Business segments
     The operating segments reported are the segments of the Company for which separate financial information is available. Segment profit amounts are evaluated regularly by the Company’s managing director and CEO who has been identified as its chief operating decision maker in deciding how to allocate resources and in assessing performance. The following table presents revenue and profit information and certain asset and liability information regarding the Company’s business segments for the six months ended September 30, 2006 and 2007.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

For the six month period ended September 30, 2006
				Corporate
Rs. in millions	Copper	Zinc	Aluminium	and others	Elimination	Total

Net sales to external customers	54,459	40,967	15,902	—	—	111,328
Inter-segment sales			883		(883)	—
Segment sales	54,459	40,967	16,785	—	(883)	111,328

Segment profit	9,058	31,541	5,106	(3)	—	45,702
Depreciation, depletion and amortization	(664)	(1,017)	(1,134)	—	—	(2,815)
Voluntary retirement scheme expenses	—	(97)	—	—	—	(97)
Operating income	8,394	30,427	3,972	(3)	—	42,790
Interest and dividend income						1,172
Interest expense						(1,969)
Net realized and unrealized investment gain						924
Income before income taxes, minority interests and equity in net loss of associate						42,917
Income taxes						(12,136)
Income after income taxes, before minority interests and equity in net loss of associate						30,781
Minority interests						(8,795)
Equity in net loss of associate, net of taxes						(15)
Net income from continuing operations						21,971
Income from divested business, net of tax						86
Net income						22,057

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

For the six month period ended September 30, 2007

				Corporate		Total Rs.	US dollars
Rs. in millions	Copper	Zinc	Aluminium	and others	Elimination	in million	in million

Net sales to external customers	65,768	39,400	20,962	131	—	126,261	3,176.4
Inter-segment sales	—	—	48	—	(48)	—	—
Segment sales	65,768	39,400	21,010	131	(48)	126,261	3,176.4

Segment profit	6,259	30,246	7,181	130	—	43,816	1,102.2
Depreciation, depletion and amortization	(773)	(1,177)	(1,224)	(129)	—	(3,303)	(83.1)
Operating income	5,486	29,069	5,957	1	—	40,513	1,019.1
Interest and dividend income						2,407	60.6
Interest expense						(1,749)	(44.0)
Net realized and unrealized investment gain						2,183	54.9
Income before income taxes, minority interests and equity in net income of associate						43,354	1,090.6
Income taxes						(11,178)	(281.2)
Income after income taxes, before minority interests and equity in net income of associate						32,176	812.4
Minority interests						(10,448)	(262.8)
Equity in net income of associate, net of taxes						691	17.4
Net income from continuing operations						22,419	564.0

Income from divested business, net of taxes						—	—

Net income						22,419	564.0

Assets

Segment assets	153,686	116,912	56,134	11,302	—	338,034	8,503.9

Equity investment in associate				3,724	—	3,724	93.7

Total assets	153,686	116,912	56,134	14,357	—	341,758	8,597.6

Additions to Property, plant and equipment	525	5,863	290	2,077	—	8,755	220.2

STERLITE INDUSTRIES (INDIA) LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     You should read the following discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report. We urge you to carefully review and consider the various disclosures made by us in this report and in our other SEC filings, including our registration statement on Form F-1, as amended (Registration No. 333-138739). Some of the statements in the following discussion are forward-looking statements. See “Special note regarding forward-looking statements.” Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth elsewhere in this report and those set forth below.
Overview
     We are engaged in non-ferrous mining and metals in India and Australia and recently we have also entered into commercial power generation business. In June 2007, we completed the initial public offering of our American Depositary shares (“ADS”), each representing one equity share, and listed our ADSs on the New York Stock Exchange and raised Rs. 80,516 million ($ 2,025.5 million). In India, we are one of the two leading custom copper smelters by volume, the leading and only integrated zinc producer and the third largest aluminum producer by volume. We also have a minority interest in Vedanta Aluminium Limited (formerly Vedanta Alumina Limited) (“Vedanta Aluminium”), an alumina refining and aluminum smelting company, and intend to develop a commercial power generation business in India that leverages our experience in building and managing captive power plants used to support our copper, zinc and aluminum businesses. We have experienced significant growth in recent years through various expansion projects which have expanded our copper smelting business, by acquiring our zinc and aluminum businesses in 2002 and 2001, respectively, through the Government of India privatization programs and by successfully growing our acquired businesses. We believe our experience in operating and expanding our business in India will allow us to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations and large and inexpensive labor and talent pools. We believe we are also well positioned to take advantage of the significant growth in industrial production and investments in infrastructure in India, China, Southeast Asia and the Middle East, which we expect will continue to create strong demand for metals.
     The following tables are derived from our unaudited condensed consolidated financial statement and the related notes and set forth:
•	the net sales for each of our business segments as a percentage of our net sales on a consolidated basis;

•	the operating income for each of our business segments as a percentage of our operating income on a consolidated basis; and

•	the segment profit, calculated by adjusting operating income for depreciation, depletion and amortization and voluntary retirement scheme expenses, as applicable, for each of our business segments as a percentage of our segment profit on a consolidated basis.

	Six-months ended September 30,
	2006	2007
Net Sales:
Copper	48.9%	52.1%
Zinc	36.8	31.2
Aluminum	14.3	16.6
Corporate and others	—	0.1

Total	100.0%	100.0%

Operating income:
Copper	19.6%	13.5%
Zinc	71.1	71.8
Aluminum	9.3	14.7
Corporate and others	—	—

Total	100.0%	100.0%

Segment profit(1):
Copper	19.8%	14.3%
Zinc	69.0	69.0
Aluminum	11.2	16.4
Corporate and others	—	0.3

Total	100.0%	100.0%

Note:

(1)	Segment profit is calculated by adjusting operating income for depreciation, depletion and amortization and voluntary retirement scheme expenses, as applicable. Segment profit is not a recognized measurement under US GAAP. Our segment profit may not be comparable to similarly titled measures reported by other companies due to potential inconsistencies in the method of calculation. We have included our segment profit because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our segment profit should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with US GAAP. We believe that the inclusion of supplementary adjustments applied in our presentation of segment profit are appropriate because we believe it is a more indicative measure of our baseline performance as it excludes certain charges that our management considers to be outside of our core operating results. In addition, our segment profit is among the primary indicators that our management uses as a basis for planning and forecasting of future periods. The following table reconciles operating income to segment profit for the periods indicated:

	Six-months ended September 30,
	2006		2007		2007
	(in millions)
Copper:
Operating income	Rs.	8,394	Rs.	5,486	$138.0
Plus:
Depreciation, depletion and amortization		664		773	19.4

Segment profit	Rs.	9,058	Rs.	6,259	$157.4

Zinc:
Operating income	Rs.	30,427	Rs.	29,069	$731.3
Plus:
Depreciation, depletion and amortization		1,017		1,177	29.6
Voluntary retirement scheme expenses		97		—	—

Segment profit	Rs.	31,541	Rs.	30,246	$760.9

Aluminum:
Operating income	Rs.	3,972	Rs.	5,957	$149.9
Plus:
Depreciation, depletion and amortization		1,134		1,224	30.8

Segment profit	Rs.	5,106	Rs.	7,181	$180.7

Corporate and Others:
Operating income	Rs.	(3)	Rs.	1	$—
Plus:
Depreciation, depletion and amortization		—		129	3.2

Segment profit	Rs.	(3)	Rs.	130	$3.2

Business Summary
     Our company is comprised of the following business segments:
•	Copper. Our wholly-owned copper business is principally one of custom smelting and includes a smelter, refinery, phosphoric acid plant, sulphuric acid plant and copper rod plant at Tuticorin in Southern India and a refinery and two copper rod plants at Silvassa in Western India. In addition, we own the Mt. Lyell copper mine in Tasmania, Australia, which provides a small percentage of our copper concentrate requirements. Our primary products are copper cathodes and copper rods.

•	Zinc. Our zinc business is owned and operated by Hindustan Zinc Limited (“HZL”), India’s leading and only integrated zinc producer. We have a 64.9% ownership interest in HZL. The remainder of HZL is owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). HZL is a fully integrated zinc producer with operations including three lead-zinc mines, two zinc smelters, one lead smelter and one lead-zinc smelter in Northwest India and one zinc smelter in Southeast India. HZL’s primary products are zinc and lead ingots.

•	Aluminum. Our aluminum business is primarily owned and operated by Bharat Aluminium Company Limited (“BALCO”). We have a 51.0% ownership interest in BALCO. The remainder of BALCO is owned by the Government of India. We have exercised our option to acquire the Government of India’s remaining 49.0% ownership interest, though the exercise of this option has been contested by the Government of India and the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. BALCO’s operations include two bauxite mines, one refinery, two smelters, a fabrication facility and two captive power plants in Central India. BALCO’s primary products are aluminum ingots, rods and rolled products.

•	Corporate and Others. Our corporate and other business segment primarily includes equity investment in Vedanta Aluminium, our guarantees, investments and loans with respect to India Foils Limited, or IFL, our wind energy business owned and operated by HZL and our other commercial power generation business. We anticipate that our commercial power generation business will be a separate business segment after it becomes fully operational. We hold a 29.5% minority interest in Vedanta Aluminium, which is not consolidated into our financial results and which is accounted for as an equity investment.
Factors Affecting Results of Operations
     Our results of operations are primarily affected by commodity prices, our cost of production, our production output, government policy in India and exchange rates.
Metal Prices and Copper TcRc
Overview
     Our results of operations are significantly affected by the treatment charge and refining charge, or TcRc, of copper in our copper business and the commodity prices of the metals that we produce, which are based on The London Metal Exchange Limited, or LME, prices, in our zinc and aluminum businesses. Both the TcRc of copper and the commodity prices of the metals we produce can vary significantly when supply of and demand for copper smelting and refining capacity and the metals we produce fluctuate. While copper smelters and metal producers are unable to influence the market rate of the TcRc or commodity prices directly, events such as changes in copper smelting or commodity production capacities, temporary price reductions or other attempts to capture market share by individual smelters and metal producers, including by our consolidated group of companies, may have an effect on market prices. Moreover, the prices realized by us can, to some extent, be affected by the particular terms we are able to negotiate for the contractual arrangements we enter into with buyers. Price variations and market cycles, including recent volatility for both LME prices and the copper TcRc, have historically influenced, and are expected to continue to influence, our financial performance.
Copper
     The net sales of our copper business fluctuate based on the volume of our sales and the LME price of copper. However, as our copper business is primarily one of custom smelting and refining, with only a small percentage of our copper concentrate requirements sourced from our own mine, the profitability of our copper business is significantly dependent upon the market rate of the TcRc. We purchase copper concentrate at the LME price for the relevant quotational period less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. The market rate for the TcRc is significantly dependent upon the availability of copper concentrate, worldwide copper smelting capacity and transportation costs. Some of our contracts for the purchase of copper concentrate include a provision under which a component of TcRc is variable and is determined based on the LME price for copper. The TcRc that we are able to negotiate is also substantially influenced by the TcRc terms established by certain large Japanese custom smelters. The profitability of our copper business as to the portion of our copper business where we source copper concentrate from third parties, which accounted for about 92% of our copper concentrate requirements during the six-month period ended September 30, 2007, is thus dependent upon the amount by which the TcRc we are able to negotiate exceeds our smelting and refining costs. The following table sets forth the average TcRc that we have realized for the period indicated

	Six-months ended September 30,
	2006	2007
	(in US cents per pound)
Copper TcRc	37.1 ¢/lb	18.8 ¢/lb
     In addition to affecting the variable component of TcRc included in some of our contracts for the purchase of copper concentrate, the LME price of copper affects our profitability as to the portion of our copper business where we source copper concentrate from our own mine, which accounted for 8% of our copper concentrate requirements during the six-month period ended September 30, 2007 and which is expected to decrease as a percentage in the future as the reserves of our sole remaining copper mine, Mt. Lyell in Tasmania, Australia, are expected to be exhausted by fiscal 2010 and to the extent we seek to increase our copper smelting and refining capacity. The following table sets forth the daily average copper LME price for the period indicated:

	Six-months ended September 30,
	2006	2007
	(in US dollars per ton)
Copper LME	$7,466	$7,677
Zinc and Aluminum
     The net sales of our zinc and aluminum businesses fluctuate based on the volume of our sales and the respective LME prices of zinc and aluminum. Our zinc business is fully integrated, so its profitability is dependent upon the difference between the LME price of zinc and our cost of production, which includes the costs of mining and smelting. BALCO was a fully integrated producer in fiscal 2005 and prior years, with all of its alumina requirements being supplied by its own bauxite mines and alumina refinery. However, following the completion of a large expansion project at Korba to increase aluminum smelting capacity, BALCO sourced approximately 67% of its alumina requirements from the international markets during six months ended September 30, 2007. For the portion of our aluminum business where the alumina is sourced internally, profitability is dependent upon the LME price of aluminum less our cost of production, which includes the costs of bauxite mining, the refining of bauxite into alumina and the smelting of alumina into aluminum. For the portion of our aluminum business where alumina is sourced from third parties, profitability is dependent upon the LME price of aluminum less the cost of the sourced alumina and our cost of production. The following table sets forth the daily average zinc and aluminum LME prices for the periods indicated:

	Six months ended September 30,
	2006	2007
	(in US dollars per ton)
Zinc LME	$3,333	$3,447
Aluminum LME	2,565	2,654
India Market Premium
     Generally, our products sold in India are sold at a premium to the LME market price due to a number of factors including the customs duties levied on imports by the Government of India, the costs to transport metals to India and regional market conditions. See “— Government Policy.” As a result, we endeavor to sell as large a quantity of our products as possible domestically.
Cost of Production
     Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, process improvements, by-product management and increasing productivity help drive our costs down. Costs associated with mining and metal production include energy costs, ore extraction and processing costs at our captive mines, labor costs and other manufacturing expenses. Cost of production also includes cost of alumina for our aluminum business, as described under “— Metal Prices and Copper TcRc.” Cost of production does not include the cost of copper concentrate for our copper business, though such cost is included in our cost of sales.
     Energy cost is the most significant component of the cost of production in all our businesses. Most of our power requirements are met by captive power plants, which are primarily coal-fueled. Thermal coal, diesel fuel and fuel oil, which are used in the running of our power plants, and met coke, which is used in the zinc smelting process, are currently sourced from a combination of long-term contracts and the open market. Our aluminum business has high energy consumption due to the power-intensive nature of aluminum smelting. Any change in coal prices or the mix of coal that is utilized, primarily whether the coal is sourced locally or imported, can affect the cost of generating power.
     For our zinc business and the portions of our copper and aluminum businesses where we source the ore from our own mines, ore extraction and processing costs affect our cost of production. In our zinc and copper businesses, the ore extraction and processing costs to produce concentrates are generally a small percentage of our overall cost of production of the finished metals. In our aluminum business, the bauxite ore extraction cost is not significant but the refining cost to produce alumina from bauxite ore represents approximately one-third of the cost of production of aluminum. In addition, a significant cost of production in our zinc business is the royalty that HZL pays on the lead-zinc ore that is mined, which royalty is a function of the LME prices of zinc and lead. See “— Government Policy — Taxes and Royalties.”
     Labor costs are principally a function of the number of employees and increases in compensation from time to time. We outsource a majority of BALCO’s and Copper Mines of Tasmania Pty Ltd’s, or CMT’s, mining operations and a limited number of functions at our copper, zinc and aluminum smelting operations to third party contractors.
     Other manufacturing expenses include, among other things, additional materials and consumables that are used in the production processes and routine maintenance to sustain ongoing operations. None of these represents a significant portion of our costs of production.
     Cost of production as reported for our metal products includes an offset for any amounts we receive upon the sale of the by-products from the refining or smelting processes. We divide our cost of production by the daily average exchange rate for the year to calculate the US dollar cost of production per lb or ton of metal as reported.
Production Output
     Production output has a substantial effect on our results of operations. We are generally able to sell all of the products we can produce, so our net sales generally fluctuate as a result in changes of production output. Production output is dependent on our production capacity, which has increased in recent years across all of our businesses. For our mining operations, production output is also dependent upon the quality and consistency of the ore. Per-unit production costs are also significantly affected by changes in production output in that higher volumes of production generally reduce the production costs. Therefore, our production levels are a key factor in determining our overall cost competitiveness. We have benefited from significant economies of scale as we have increased production volumes in recent years. The following table summarizes our production volumes for our primary products for the period indicated:

		Six months ended September 30,
Segment	Product	2006	2007
		(tons)
Copper	Copper cathode(1)	137,142	172,178
	Copper rods	86,542	107,472
Zinc	Zinc(2)	160,701	186,739
	Lead	19,938	26,732
Aluminum	Ingots	76,757	99,938
	Rods	34,153	47,044
	Rolled Products	25,075	30,653

	Total Aluminum	135,985	177,635

Notes:

(1)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.

(2)	Excludes tolled metal in six months ended September 30, 2006 and 2007 of 251 tons and nil tons, respectively.
     In addition, the mix of products we produce can have a substantial impact on our results of operations as we have different operating margins in each of our businesses, and within each business our operating margins vary between the lower margins of primary metals and the higher margins of value-added products such as copper rods and aluminum rolled products. As the production outputs of our various products fluctuate primarily based on market demand and our production capacity for such products, the percentage of our revenues from those products will also fluctuate between higher and lower margin products, which will in turn cause our operating income and operating margins to fluctuate.
     Periodically, our facilities are shut down for planned and unplanned repairs and maintenance which temporarily reduces our production output.

Government Policy
Customs Duties
     We sell our products in India at a premium to the LME price, due in part to the customs duties payable on imported products. Our profitability is affected by the levels of customs duties as we price our products sold in India generally on an import-parity basis. We also pay a premium on certain raw materials that we import or which are sourced locally but which are priced on an import-parity basis as a result of customs duties, with copper concentrate, coal, petroleum products, alumina, carbon and caustic soda being the primary examples. The following table sets forth the customs duties that were applicable for the periods indicated:

		March 1,	January 9,	July 8,	March 1,	March 1,
		2002	2004	2004	2005	2006	January 22,
	As of	to	to	to	to	to	2007
	February 28,	January 8,	July 7,	February 28,	February 28,	January 21,	to
	2002	2004	2004	2005	2006	2007	Present
Copper	35.0%	25.0%	20.0%	15.0%	10.0%	7.5%	5.0%
Copper concentrate	5.0%	5.0%	5.0%	5.0%	5.0%	2.0%	2.0%
Zinc	35.0%	25.0%	20.0%	15.0%	10.0%	7.5%	5.0%
Aluminum	25.0%	15.0%	15.0%	15.0%	10.0%	7.5%	5.0%
     In addition, the Finance Act (2 of 2004), which has been in effect since July 8, 2004, levies an additional surcharge at the rate of 2% of the total customs duty payable which has been further increased to 3% of the total customs duty payable effective March 1, 2007. Effective January 9, 2004, the special additional duty, or SAD, of 4% which had until that time been levied on imports was abolished, reducing the effective customs duties levied on all imports. The Government of India may further reduce customs duties in the future, which could adversely affect our results of operations.
Export Incentives
     The Government of India provides a variety of export incentives to Indian companies. Indian exports of copper, aluminum and zinc receive assistance premiums from the Government of India, which have been progressively reduced since 2002, and which is consistent with a similar reduction in custom duties. Export incentives do not outweigh the Indian market price premiums. Accordingly, notwithstanding the export incentives, we endeavor to sell as large a quantity of our products as possible domestically.
     In six months ended September 30, 2006 and 2007, exports accounted for 61.4% and 60.3%, respectively, of our copper business’ net sales. The following table sets forth the export assistance premiums, either as Indian Rupees per ton of exports or as a percentage of the Free on Board, or FOB, value of exports, on copper cathode and copper rods for the periods indicated:

	November 21, 2005		July 15, 2006 to
	to July 14, 2006		Present
	(percentage of FOB value of exports)
Copper cathode	5.0	%(1)	2.2	%(3)
Copper rods	5.0	%(2)	2.2	%(4)

Notes:

(1)	Subject to a cap of Rs. 9,000 per ton.

(2)	Subject to a cap of Rs. 10,050 per ton.

(3)	Subject to a cap of Rs. 7,500 per ton.

(4)	Subject to a cap of Rs. 7,760 per ton.
     In six months ended September 30, 2006 and 2007, exports accounted for 53.9% and 30.8%, respectively, of our zinc business’ net sales. The following table sets forth the export assistance premiums, as a percentage of the FOB value of exports, on zinc concentrate, zinc ingots and lead concentrate for the periods indicated:

	Prior to	July 3, 2006 to	April 1, 2007 to		October 9, 2007
	July 2, 2006	March 31, 2007	October 8, 2007		to Present
	(percentage of FOB value of exports)
Zinc concentrate	2.0%	2.0%	5.0	%(1)	3.0%
Zinc ingots	6.0%	4.0%	7.0	%(1)	5.0%
Lead concentrate	2.0%	2.0%	5.0	%(1)	3.0%

Note:

(1)	Rate changed vide order of the Government of India dated July 12, 2007 with retrospective effect.
     For the six-month periods ended September 30, 2006 and 2007, exports accounted for 22.2% and 27.9%, respectively, of our aluminum business’ net sales. The following table sets forth the export assistance premiums, as a percentage of the FOB value of exports, on aluminum ingots, aluminum rods and aluminum rolled products for the periods indicated:

	Prior to	July 3, 2006 to	April 1, 2007 to		October 9, 2007
	July 2, 2006	March 31, 2007	October 8, 2007		to Present
	(percentage of FOB value of exports)
Aluminum ingots	2.0%	2.0%	5.0	%(1)	3.0%
Aluminum rods	2.0%	2.0%	5.0	%(1)	5.0%
Aluminum rolled products	4.0%	3.0%	6.0	%(1)	4.0%

Note:

(1)	Rate changed vide order of the Government of India dated July 12, 2007 with retrospective effect.
     The Government of India may further reduce export incentives in the future, which would adversely affect our results of operations.
Taxes and Royalties
     Income tax on Indian companies is charged at a statutory rate of 30.0% plus a surcharge of 10.0% and has an additional charge of 3.0% on the tax including surcharge, which resulted in an overall statutory tax rate of 34.0% for fiscal 2008. The effective tax rate for fiscal 2007 was 33.7%. We have in the past had an effective tax rate lower than the statutory rate, benefiting from capital allowances permitted under Indian tax law, as well as tax incentives in infrastructure projects and in specific locations. However, Indian companies are subject to a minimum alternate tax, which for fiscal 2008 is 11.3% on the book profits as determined under the Indian Companies Act. The minimum alternate tax rate for fiscal 2007 was 11.2%. Amounts paid as minimum alternate tax may be applied towards regular income taxes payable in any of the succeeding seven years.
     A tax on dividends declared and distributed by Indian companies is charged at an effective tax rate of 17.0%. This tax is payable by the company distributing the dividends. Dividends from our subsidiaries to us are also subject to this tax, though we do not pay income tax upon the receipt of any such dividends.
     We currently pay an excise duty of 16.0% and an additional charge of 3.0% on the excise duty based on all of our domestic production intended for domestic sale and charge this excise duty and additional charge to our domestic customers.
     We are also subject to other government royalties. We pay royalties to the State Governments of Chhattisgarh and Rajasthan, India, based on our extraction of bauxite and lead-zinc ore. Most significant of these is the royalty that HZL is currently required to pay to the State of Rajasthan, where all of HZL’s mines are located, at a rate of 6.6% of the LME zinc metal price payable on the zinc metal contained in the ore mined and 5.0% of the LME lead metal price payable on the lead metal contained in the ore mined. The royalties paid by BALCO on extraction of bauxite are not material to our results of operations. We also pay royalties to the State Government of Tasmania in Australia based on the operations at CMT at a rate equal to the sum of 1.6% of the net sales plus 0.4 times the profit multiplied by the profit margin over net sales, subject to a cap of 5.0% of net sales.

Exchange Rates
     We sell commodities that are typically priced by reference to US dollar prices. However, a majority of our direct costs in our zinc and aluminum businesses and our smelting and refining costs in our copper business are incurred in Indian Rupees and to a much lesser extent in Australian dollars. Also, all costs with respect to imported material for all our businesses are generally incurred in US dollars. As a result, an increase in the value of the US dollar compared to the Indian Rupee, and to a lesser extent the Australian dollar, is generally beneficial to our results of operations, except to the extent that the increase results in increased costs of copper concentrate, alumina and other imported materials for our businesses. A decrease in the value of the US dollar relative to the Indian Rupee or Australian dollar has the opposite effect on our results of operations.
     The following table sets forth the average value of the Indian Rupee against the US dollar and the Australian dollar against the US dollar for the periods indicated:

	Six months ended September 30,
	2006	2007
	(per US dollar)
Indian Rupees	Rs. 45.95	Rs. 40.86
Australian dollar	AUD 1.33	AUD 1.20

Source:	Reserve Bank of India
Power Business
     We expect our future results of operations to be affected by our entry into the commercial power generation business. The effect of this new business will depend on the timing of and our success in executing this plan.
Critical Accounting Estimates
     The preparation of our unaudited condensed consolidated financial statements in conformity with US GAAP often requires us to make judgments, estimates and assumptions regarding uncertainties that affect the results of operations, financial position and cash flows of the Company, as well as the related footnote disclosures. Management bases its estimates on knowledge of our operations, markets in which we operate, historical trends, and other assumptions. Actual results could differ from these estimates under different assumptions or conditions.
          The Company’s registration statement on Form F-1, as amended (Registration No. 333-138739) includes a description of the following policies which management considers to be the most important to the portrayal of the Company’s financial condition and results of operations because they require the use of estimates, assumptions and the application of judgment:
•	Mine properties:

•	Useful economic lives of assets and impairment:

•	Asset retirement obligations:

•	Commitments, contingencies and guarantees: and

•	Deferred taxes
Income taxes
     We adopted FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109, on April 1 2007. Under FIN 48, we recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position have been measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement. Both recognition and measurement of liability under these uncertain tax positions are based on estimates. Although there is no assurance regarding final outcome of the tax positions, it is not expected that such contingencies will have a materially adverse effect on our financial position or profitability.

Results of Operations
Overview
Consolidated Statement of Operations Data
     The following table is derived from our unaudited condensed consolidated financial data and sets forth our historical operating results as a percentage of net sales for the periods indicated:

	Six months ended September 30,

	2006	2007
Consolidated Statement of Operations Data:
Net sales	100.0%	100.0%
Other operating revenues	1.1	0.9

Total revenue	101.1	100.9
Cost of sales	(59.6)	(65.7)
Selling and distribution expenses	(1.4)	(1.3)
General and administration expenses	(1.5)	(1.8)
Other income/(expenses):
Voluntary retirement scheme expenses	(0.1)	—
Operating income	38.4	32.1
Interest and dividend income	1.1	1.9
Interest expense	(1.8)	(1.4)
Net realized and unrealized investment gains	0.9	1.7

Income before income taxes, minority interests and equity in net (loss)/income of associate	38.6	34.3
Income taxes
Current	(9.9)	(8.2)
Deferred	(1.0)	(0.6)

Income after income taxes, before minority interests and equity in net (loss)/income of associate	27.7	25.5
Minority interests	(7.9)	(8.3)
Equity in net (loss)/income of associate, net of taxes	—	0.6

Net income from continuing operations	19.8	17.8
Discontinued Operations:
Income from divested business, net of tax	0.1	—

Net income	19.9%	17.8%

Comparison of six-month periods ended September 30, 2006 and September 30, 2007
Net Sales, Other Operating Revenues and Operating Income
     Consolidated
     Net sales increased from Rs. 111,328 million in the six-months period ended September 30, 2006 to Rs. 126,261 million ($3,176.4 million) in the six-months period ended September 30, 2007, an increase of Rs. 14,933 million, or 13.4%. Net sales increased primarily as a result of higher sales volumes enabled by expanded production capacity across all our businesses. Our copper, aluminum and other businesses contributed 75.8%, 33.8% and 0.9% of our increase in net sales, respectively, partially offset by a decrease of 10.5% in net sales of our zinc business.
     Other operating revenues decreased from Rs. 1,248 million in the six-months period ended September 30, 2006 to Rs. 1,095 million ($27.5 million) in the six-months period ended September 30, 2007, a decrease of Rs. 153 million, or 12.3%. During the six-months period ended September 30, 2006, other operating revenue were primarily due to sales of surplus power by BALCO to state electricity boards, or SEBs, as the captive power plant for the Korba expansion was completed and fully operational while the new smelter was still being ramped-up and did not use all of the available power capacity before its full commissioning in November 2006. These sales of surplus power were due to temporary situations and reduced substantially in the six months ended September 30, 2007. The decrease was partially offset by an increase in other operating revenue in our copper and zinc business primarily due to an increase in the sales realization of our by-products.

     Operating income decreased from Rs. 42,790 million in the six-months period ended September 30, 2006 to Rs. 40,513 million ($1,019.1 million) in the six-months period ended September 30, 2007, an decrease of Rs. 2,277 million, or 5.3%. The decrease was primarily as a result of an appreciation of the Indian Rupee against the US dollar by 11.1%, a decrease in TcRc in copper business by 49.3% and a decrease in sales volume of zinc and lead concentrate in order to build up stock for our new upcoming smelter at Chanderiya. These factors were partially offset by higher volumes from our aluminum, copper and zinc businesses and stable operating costs in Indian Rupee terms. Operating margin decreased from 38.4% in the six-month period ended September 30, 2006 to 32.1% in the six-month period ended September 30, 2007 as a result of a decrease in operating income margin in our copper business due to a decrease in TcRc which was partially offset by an increase in operating income margin in our aluminum business due to higher sales volume and lower cost of alumina purchased. Margins remained almost constant in our zinc business. Contributing factors to our consolidated operating income were as follows:
•	Cost of sales increased from Rs. 66,400 million in the six-months period ended September 30, 2006 to Rs. 82,894 million ($2,085.4 million) in the six-months period ended September 30, 2007, an increase of Rs. 16,494 million, or 24.8%. Cost of sales increased primarily in our copper business as a result of increase in volumes in copper from de-bottlenecked facility in Tuticorin, increase in volume in our aluminum business due to our new Korba smelter and also higher volumes from our zinc smelters. Cost of sales as a percentage of net sales also increased from 59.6% in the six-month period ended September 30, 2006 to 65.7% in the six-month period ended September 30, 2007.

•	Selling and distribution expenses increased from Rs. 1,572 million in the six-months period ended September 30, 2006 to Rs. 1,673 million ($42.1 million) in the six-months period ended September 30, 2007, an increase of Rs. 101 million, or 6.4%. This increase was due to increased sales volumes across all our businesses as some of the selling and distribution expenses are proportional to the sales volume. As a percentage of net sales, however, selling and distribution expenses decreased from 1.4% in the six-months period ended September 30, 2006 to 1.3% in the six-months period ended September 30, 2007 as a result of higher domestic turnover where the selling and distribution cost are lower.

•	General and administrative expenses increased from Rs. 1,717 million in the six-months period ended September 30, 2006 to Rs. 2,276 million ($57.3 million) in the six-months period ended September 30, 2007, a increase of Rs. 559 million, or 32.6%, and as a percentage of net sales increased from 1.5% in the six-months period ended September 30, 2006 to 1.8% in the six-months period ended September 30, 2007. These expenses increased primarily in our aluminum business as a result of an increase in capacities and scale of operations.

•	We incurred voluntary retirement scheme expenses in the six-month period ended September 30, 2006 of Rs. 97 million for a voluntary retirement package offered to employees of HZL. No voluntary retirement scheme expenses have been incurred in the six-months period ended September 30, 2007.

•	Depreciation, depletion and amortization increased from Rs. 2,815 million in the six-months period ended September 30, 2006 to Rs. 3,303 million ($83.1 million) in the six-months period ended September 30, 2007, an increase of Rs. 488 million, or 17.3%. This increase relates to capitalization of our 38 MW and 25.2 MW wind power plant in March 2007 and September 2007 respectively, copper refinery expansion plant at Tuticorin in November 2006 and new Korba smelter in October 2006.
     Copper
     Net sales in the copper segment increased from Rs. 54,459 million for the half year ended September 30, 2006 to Rs. 65,768 million ($1,654.5 million) for the half year ended September 30, 2007, an increase of Rs. 11,309 million, or 20.8%. This increase was primarily due to a 25.9% increase in sales volume partially offset by 11.1% appreciation of Indian rupees against US dollar between the six-month period ended September 30, 2006 and 2007. Specifically:
•	Copper cathode production increased from 137,142 tons in the six-month period ended September 30, 2006 to 172,178 tons in the six-months period ended September 30, 2007, an increase of 25.5%, enabled by a capacity expansion at our Tuticorin facility which increased the anode and cathode capacities to 400,000 tones per annum, or tpa, in November 2006. Copper cathode sales increased from 49,623 tons in the six-month period ended September 30, 2006 to 63,357 tons in the six-month period ended September 30, 2007, an increase of 27.7%. Copper cathodes are converted in our copper rod plant into copper rods, a value-added product which has a higher margin than copper cathodes.

•	Production of copper rods increased from 86,542 tons in the six-month period ended September 30, 2006 to 107,472 tons in the six-month period ended September 30, 2007, an increase of 24.2%. This resulted from the ramp-up in our rod mill capacity at Tuticorin. Copper rod sales increased from 85,563 tons in the six-month period ended September 30, 2006 to 106,886 tons in the six-month period ended September 30, 2007, an increase of 24.9%. The increase in sales was due to our increase in production.

•	Sales of copper in the Indian market increased from 51,141 tons in the six-months period ended September 30, 2006 to 71,918 tons in the six-months period ended September 30, 2007, an increase of 40.6%. Our increase in sales in the domestic market was primarily due to lower imports of copper scrap and an increase in domestic demand. Our exports increased from 84,045 tons in the six-months period ended September 30, 2006 to 98,325 tons in the six-months period ended September 30, 2007, an increase of 17.0%. Our increase in exports was enabled by our increased production levels and growth in nearby export markets. As a result of our endeavor to sell as large a quantity of our products as possible domestically, our domestic sales as a percentage of total sales increased from 37.8% in the six-month period ended September 30, 2006 to 42.2% in the six-month period ended September 30, 2007.

•	Appreciation in average exchange rate from 45.95 Indian Rupee per US dollar in the six-month period ended September 30, 2006 to 40.86 Indian Rupee per US dollar in the six-months period ended September 30, 2007, an appreciation of 11.1%, negatively affected the net sale.
     Operating income in the copper segment decreased from Rs. 8,394 million in the six-months period ended September 30, 2006 to Rs. 5,486 million ($138.0 million) in the six-months period ended September 30, 2007, a decrease of Rs. 2,908 million, or 34.6%. Decrease was primarily due to significantly lower TcRc rates, impact of reduction in custom duties and sharp appreciation in the Indian Rupee against the US dollar between the six-month periods ended September 30, 2006 and 2007. In particular:
•	TcRc rates decreased from an average of 37.1 ¢/lb realized in the six-months period ended September 30, 2006 to an average of 18.8 ¢/lb realized in the six-months period ended September 30, 2007 due to impact of global softening in TcRc market with spot prices at lower than typical levels and benchmark settlements significantly lower during the six-months period ended September 30, 2007 compared to the six-months period ended September 30, 2006.

•	Cost of production, which consists of cost of smelting and refining costs has remained stable in Indian Rupee terms, Higher energy prices which impacted costs were offset by an increase in the revenue from by-product resulting in higher credit to cost of production.

•	Copper concentrate production at our Australian mine decreased from 14,955 tons in the six-month period ended September 30, 2006 to 14,741 tons in the six-month period ended September 30, 2007 and a higher cost of production contributed to a decrease in the profitability of our mining operations.
     Zinc
     Net sales in the zinc segment decreased from Rs. 40,967 million in the six-months period ended September 30, 2006 to Rs. 39,400 million ($991.2 million) in the six-months period ended September 30, 2007, an decrease of Rs. 1,567 million, or 3.8%. This decrease was primarily due to 11.1% appreciation of rupee against US dollar and decrease in sales volume of zinc and lead concentrate in order to build up stock for use in our new upcoming smelter at Chanderiya, despite increase in metal volume during the six-month period ended September 30, 2007 compared to the six-month period ended September 30, 2006. Specifically:
•	Average exchange rate in the six-month period ended September 30, 2007 was Rs. 45.95 per $1.00 compared to Rs. 40.86 per $1.00 in the six-month period ended September 30, 2006, an appreciation of 11.1%.

•	HZL also sold zinc concentrate of 146,047 dry metric tons, or dmt, in the six-months period ended September 30, 2006 and 134,704 dmt in the six-months period ended September 30, 2007. Lead concentrate sales were 29,573 dmt in the six-months period ended September 30, 2006 and 14,941 dmt in the six-months period ended September 30, 2007. There was a decrease in the sales volume of zinc and lead concentrate in order to build up stock for use in our new upcoming smelter at Chanderiya.

•	Zinc ingot production increased from 160,701 tons in the six-months period ended September 30, 2006 to 186,739 tons in the six-months period ended September 30, 2007, an increase of 16.2%, as a result of the increased production from HZL’s new 170,000 tpa hydrometallurgical zinc smelter at Chanderiya. The zinc smelter at Chanderiya produced 81,024 tons in the six-month period ended September 30, 2007 as compared to 60,506 tons in the six-month period ended September 30, 2006.

•	Zinc ingot sales increased from 160,567 tons in the six-month period ended September 30, 2006 to 184,348 tons in the six-months period ended September 30, 2007, an increase of 14.8%, enabled by higher production and strong market demand in India as well as in the rest of Asia.

•	Zinc ingot sales in the domestic market increased from 91,669 tons in the six-months period ended September 30, 2006 to 153,274 tons in the six-months period ended September 30, 2007, an increase of 67.2% primarily due to increase in consumption in the domestic market by end-users and decrease in imports. Export sales decreased from 68,898 tons in the six-month period ended September 30, 2006 to 31,074 tons in the six-months period ended September 30, 2007, a decrease of 54.9%, to meet the demand of domestic market.

•	Lead ingot production increased from 19,938 tons in the six-month period ended September 30, 2006 to 26,732 tons in the six-month period ended September 30, 2007, an increase of 34.1%, as a result of higher production in our new lead smelter at Chanderiya. Sales of lead ingots increased from 19,924 tons in the six-month period ended September 30, 2006 to 26,915 tons in the six-month period ended September 30, 2007, an increase of 35.1%.
     Operating income in the zinc segment decreased from Rs. 30,427 million in the six-months period ended September 30, 2006 to Rs. 29,069 million ($731.3 million) in the six-months period ended September 30, 2007, a decrease of Rs. 1,358 million, or 4.5%. Operating margin has marginally decreased from 74.3% in the six-month period ended September 30, 2006 to 73.8% in the six-month period ended September 30, 2007. Increase in metal volume has been more than offset by lower sales volumes of zinc and lead concentrate in order to build up stock for use in our new upcoming smelter at Chanderiya and appreciation of 11.1% of Indian rupees against US dollar. Cost of production excluding royalty, in Indian Rupees, was marginally higher in six months period ended September 30, 2007 compared to six months period ended September 30, 2006.
     With a continuous focus on exploration, HZL has increased its reserves and resources to 209.4 million tons as at March 31 2007, an increase of 32 million tons post depletion. This has been independently reviewed and certified by a mining consultant of international repute.
     Aluminum
     Net sales in the aluminum segment increased from Rs. 16,785 million in the six-months period ended September 30, 2006 to Rs. 21,010 million ($528.6 million) in the six-months period ended September 30, 2007, an increase of Rs. 4,225 million, or 25.1%, due to an increase in sales volume by 33.8% which was partially offset by a 11.1% appreciation of the Indian Rupee against the US dollar during the six-month period ended September 30, 2007 compared to the six-month period ended September 30, 2006. Primary factors to the increase include the following:
•	Aluminum production increased from 135,985 tons in the six-months period ended September 30, 2006 to 177,635 tons in the six-months period ended September 30, 2007, an increase of 30.6%, on account of additional volumes from our new Korba smelter. The new smelter at Korba produced 124,497 tons of aluminum in the six-month period ended September 30, 2007 as compared to 85,249 tons of aluminum in the six-month period ended September 30, 2006. The existing smelter production increased from 50,736 tons in the six-month period ended September 30, 2006 to 53,138 tons in the six-month period ended September 30, 2007, an increase of 4.7% achieved through improved operational efficiencies. Due to higher production volumes from the new smelter, wheeling income from the sale of surplus power has reduced in the six-month period ended September 30, 2007 as compared to the corresponding period in the prior year.

•	Aluminum sales increased from 132,096 tons in the six-month period ended September 30, 2006 to 176,779 tons in the six-month period ended September 30, 2007, an increase of 33.8%. Sales of aluminum ingots increased from 74,632 tons in the six-month period ended September 30, 2006 to 99,872 tons in the six-months period ended September 30, 2007, an increase of 33.8%, as production from the new Korba smelter was primarily sold in ingot form. Wire rod sales increased from 33,730 tons in the six-month period ended September 30, 2006 to 47,018 tons in the six-month period ended September 30, 2007, an increase of 39.4%. Rolled product sales increased from 23,734 tons in the six-month period ended September 30, 2006 to 29,889 tons in the six-month period ended September 30, 2007, an increase of 25.9%. The increases in sales of wire rods and rolled products reflect increased demand for these products, particularly in the electrical and construction sectors, and our continued focus on the sale of value-added products.

•	Aluminum sales in the domestic market increased from 100,839 tons in the six-month period ended September 30, 2006 to 125,393 tons in the six-months period ended September 30, 2007, an increase of 24.3%, as a result of increased production from our new Korba smelter.

•	We exported 51,386 tons of aluminum in the six-months period ended September 30, 2007 and 31,257 tons in the six-month period ended September 30, 2006. Our exports in the six-month period ended September 30, 2007 increased due to increased production as our new Korba smelter and as production continues to increase, we anticipate increased sales to the export markets. The remainder of our sales was to the domestic market where we are able to sell our products at a higher price.

•	Appreciation in average exchange rate from Rs. 45.95 per $1.00 in the six-month period ended September 30, 2006 to Rs. 40.86 per $1.00 in the six-month period ended September 30,2007, an appreciation of 11.1%, affected negatively to the net sale.
     Operating income in the aluminum segment increased from Rs. 3,972 million in the six-months period ended September 30, 2006 to Rs. 5,957 million ($149.9 million) in the six-months period ended September 30, 2007, an increase of Rs. 1,985 million, or 50.0%. Operating margin improved from 23.7% in the six-month period ended September 30, 2006 to 28.3% in the six-month period ended September 30, 2007. Operating income and margin improvements were achieved due to higher sales volume, lower cost of alumina purchased and lower costs for the new Korba smelter which was partially offset by a 11.1% appreciation of the Indian Rupee against the US dollar in the six-month period ended September 30, 2007.
Interest and Dividend Income
     Interest and dividend income increased from Rs. 1,172 million in the six-months period ended September 30, 2006 to Rs. 2,407 million ($60.6 million) in the six-months period ended September 30, 2007, an increase of Rs. 1,235 million, or 105.4%, due to interest income on the proceeds from our ADS offering that we have currently invested, higher levels of deposits generated from income from operations and higher yields.
Interest Expense
     Interest expense decreased from Rs. 1,969 million in the six-months period ended September 30, 2006 to Rs. 1,749 million ($44.0 million) in the six-months period ended September 30, 2007, a decrease of Rs. 220 million, or 11.2%. The decrease is mainly due to reduction in debts due to repayments.
Net Realized and Unrealized Investment Gains
     Net realized and unrealized investment gains increased from Rs. 924 million in the six-months period ended September 30, 2006 to Rs. 2,183 million in the six-months period ended September 30, 2007, an increase of Rs. 1,259 million, or 136.3%, primarily due to higher levels of term investments in the zinc and copper businesses due to income from operations and also due to proceeds from our ADS offering.
Income Taxes
     Income taxes decreased from Rs. 12,136 million in the six-month period ended September 30, 2006 to Rs. 11,178 million in the six-month period ended September 30, 2007. Our effective income tax rate, calculated as income taxes owed divided by our income before income taxes, minority interests and equity in net loss/(income) of associate, was 28.3% in the six-months period ended September 30, 2006 and 25.8% in the six-months period ended September 30, 2007. The effective tax rate was lower in the six-months period ended September 30, 2007 primarily due to higher tax exemptions in the copper refinery and copper rod plant at Tuticorin which were classified as export oriented units for only three months during the six-month period ended September 30, 2006 while the tax exemptions were enjoyed for all six months during the six-months period ended September 30, 2007. Further, tax holiday exemptions on the newly commissioned wind power plant of 63.6 MW and 154 MW captive power plant at our zinc business and the 540 MW captive power plant at our aluminum business and higher tax free dividend and investment income resulted in a lower effective tax rate.
Minority Interests
     Minority interests as a percentage of net profit increased from 28.6% in the six-month period ended September 30, 2006 to 32.5% in the six-month period ended September 30, 2007. This increase was as a result of a change in the profit mix between subsidiaries, with a lower proportion of profits coming from our wholly-owned copper business in the six-months period ended September 30, 2007.

Equity in Net Loss/Income of Associate, Net of Taxes
     Equity in net loss of associate was Rs. 15 million in the six-month period ended September 30, 2006 as compared to a net income of Rs. 691 million in the six-month period ended September 30, 2007, because of foreign exchange gains on foreign currency borrowings by Vedanta Aluminium.
Income from Divested Business, Net of Tax
     Income from divested business, net of tax was nil in the six-month period ended September 30, 2007 as against Rs. 86 million for the period ended September 2006.
Liquidity and Capital Resources
Net Cash Provided by or used in Operating Activities
     Net cash used in continuing operating activities was Rs. 65,680 million ($1,652.5 million) in the six-month period ended September 30, 2007 compared to Rs. 859 million of net cash provided by continuing operating activities in the six-month period ended September 30, 2006. Cash generation in the six-month period ended September 30, 2007 on account of operating income across all our businesses, with our zinc business accounting for a substantial portion of our operating income and cash generated by operating assets and liabilities, other than short term investments and deposits, of Rs. 3,976 million ($100.0 million), have been more than offset by the cash used towards short-term investments and deposits of Rs. 103,714 million ($2,609.2 million).
     Cash generated by working capital purposes was Rs. 3,976 million ($100.0 million) in the six-month period ended September 30, 2007, which consisted of an increase in accounts payable and accrued expenses and other current and non-current liabilities and decrease in account receivable which were partially offset by an increase in other current and non-current assets and inventories. For the six-month period ended September 30, 2006, cash used in operating assets and liabilities was Rs. 33,008 million, of which Rs. 21,636 million was towards short-term investments and deposits, and Rs. 11,372 million was cash used for working capital purposes consisting of an increase in accounts receivables, other current and non-current assets and inventories which were partially offset by an increase in accounts payable and accrued expenses and other current and non-current liabilities. Cash used in working capital was primarily due to an expansion in the volume of our business through capacity expansions.
Net Cash Used in Investing Activities
     Net cash used in investing activities was Rs. 5,195 million in the six-month period ended September 30, 2006 and Rs. 8,533 million ($214.6 million) in the six-month period ended September 30, 2007. The major part of the cash used in investing activities for the six-month period ended September 30, 2006 and 2007 was towards our expansion projects across our copper, aluminum and zinc businesses. We also used cash to meet ongoing maintenance capital expenditure requirements.
     In the six-month period ended September 30, 2007, we spent Rs. 8,351 million ($210.1 million) on capital expenditures, mainly on HZL’s second 170,000 tpa hydrometallurgical zinc smelter and an additional 77 MW captive power plant at Chanderiya, HZL’s construction of wind power plants and Sterlite Energy’s construction of a thermal coal-based 2,400 MW power facility. In the six-month period ended September 30, 2006, we spent Rs. 5,298 million on capital expenditures, mainly on our capacity expansion projects to add a second new zinc smelter at Chanderiya and to increase copper production capacity at Tuticorin to 400,000 tpa.
Net Cash Provided by or Used in Financing Activities
     Net cash provided by financing activities was Rs. 74,211 million ($1,867.0 million) in the six-month period ended September 30, 2007, primarily as a result of proceeds from the initial public offering of our ADS, net of expense, of Rs. 80,516 ($2,025.5 million) which was partially offset by a net repayment of debt of Rs. 5,505 million ($138.5 million) and by a payment of dividends of Rs. 502 million ($12.6 million). In the six-month period ended September 30, 2006, net cash used in financing activities was Rs. 3,262 million, primarily as a result of a net repayment of debt of Rs. 2,008 million and payment of dividends of Rs. 1,219 million.

     Besides existing used facilities, we had undrawn lines of credit for short term debt in excess of Rs. 41,441 million ($1,042.3 million) available to us as of September 30, 2007.
     We tap both the domestic and offshore markets for our long-term funding needs. Since we have sizeable imports and exports, we access both import and export credits, based on cost effectiveness, both in the Indian Rupee and in foreign currencies, to finance our short-term working capital requirements. We have in place both secured and unsecured borrowings, with our secured borrowings being generally Indian Rupee denominated bonds.
     We have tapped different segments of borrowing resources, including banks and capital markets, both in India and overseas. We have credit ratings of above investment grade from the local rating agencies such as Credit Rating Information Services of India Limited, or CRISIL, and ICRA Limited. We therefore have not had, and do not believe that we will have, difficulty in gaining access to short-term and long-term financing sufficient to meet our current requirements.
Outstanding Loans
     The principal loans held by us and our subsidiaries, and the amounts outstanding thereunder, as of September 30, 2007 were as follows:
     Foreign currency loans
     We have a US dollar denominated term loan facility of $92.6 million, which was entered into in March 2006 to refinance our foreign currency loans with various banks. This facility consisted of a Tranche A of $67.6 million which we have repaid in June 2007 and a Tranche B of $25.0 million repayable in September 2008. As per the loan agreement, in April, 2006, we converted these loans into Japanese yen loans amounting to Tranche A to Japanese yen 8,012.6 million and Tranche B to Japanese yen 2,862.5 million. The amount due under this facility as of September 30, 2007 was Rs. 987 million ($24.8 million). The rate of interest payable under this facility is Japanese yen LIBOR plus 44 basis points per annum. The interest period for these loans is selected by us. We currently pay interest on a six-month basis under these loans. These loans are unsecured.
     In September 2005, we entered into a term loan facility of Japanese yen 3,570 million and $19.7 million, the purpose of which was to refinance foreign currency borrowings made in August 2002. This loan is to be repaid between August 2006 and August 2008 in five tranches. We have repaid the first tranche amounting to Japanese yen 714 million and $ 3.9 million in August, 2006. The amount due under this facility as of September 30, 2007 was Rs. 805 million ($20.3 million). The rate of interest payable on the Japanese yen facility is Japanese yen LIBOR plus 42 basis points and on the US dollar denominated facility is LIBOR plus 42 basis points. The interest period for these loans is selected by us. We currently pay interest on a six-month basis under these loans. These loans are unsecured.
Term loans
     As of September 30, 2007, we had syndicated Indian Rupee fixed rate term loan facilities totaling Rs. 10,659 million ($268.2 million) and bearing an average interest rate of 7.14% per annum. These facilities are secured by a first charge on the movable and immovable properties, present and future tangible or intangible assets and other than current assets of BALCO. The first loan, under which Rs. 4,755 million is outstanding, is repayable in 12 quarterly installments beginning January 2007 and the second loan, under which Rs. 5,904 million is outstanding, is repayable in eight quarterly installments beginning May 2009. We had repaid Rs.1,202 million of this loan as of September 30, 2007.
Buyers’ credit
     As of September 30, 2007, we had extended credit terms relating to purchases of property, plant and equipment for our projects. As of September 30, 2007, the balance due under the facility was Rs 1,323 million ($33.3 million). These loans bear interest at LIBOR plus 50 basis points. These are secured by all the fixed assets of BALCO, immovable or movable, present and future, on a pari passu basis with other term lenders and with priority over other creditors.
Non-convertible debentures
     In April 2003 we issued Rs. 1,000 million ($24.6 million) Indian Rupee denominated non-convertible debentures to the Life Insurance Corporation of India (“LIC”). The debentures were issued in two tranches. Tranche A, in the amount of Rs. 400 million ($9.1 million), is due in April 2010 and Tranche B, in the amount of Rs. 600 million ($13.6 million), is due in April 2013. Interest payable on these debentures are linked to annualized Government of India security rates. The applicable interest rates have varied from 7.9% to 8.0% per annum. These debentures are secured by certain of our immoveable properties.
Export Obligations
     We have export obligations of Rs. 24,654 million ($620.4 million) over the next eight years on account of concessional rates received on import duties paid on capital goods under the Export Promotion Capital Goods Scheme enacted by the Government of India. If we are unable to meet these obligations, the liability would be Rs. 3,544 million ($89.2 million), reduced in proportion to actual exports. Due to the remote likelihood of our being unable to meet our export obligations, we do not anticipate a loss with respect to these obligations and hence have not made any provision in our unaudited condensed consolidated financial statements.
Guarantees and Put Option
     We have given the following guarantees:
•	Guarantees on the issuance of customs duty bonds amounting to Rs. 334 million ($8.4 million) for import of capital equipment at concessional rates of duty. We do not anticipate any liability on these guarantees.

•	Guarantees on behalf of IFL against its loan obligations to the extent of Rs. 1,820 million ($45.8 million) and the outstanding amounts against these guarantees as of September 30, 2007 was Rs. 1,670 million ($42.0 million). For loan obligations of Rs. 1,270 million of IFL guaranteed by us, we have also granted a put option to a bank under which the bank may require us to purchase the loan from the bank in lieu of looking to the guarantee. We would have a liability under these guarantees and the put option in the event IFL fails to fulfill its loan obligations. The maximum potential amount of future payments which we would be required to pay is Rs. 1,670 million ($42.0 million) as of September 30, 2007. We reviewed our liabilities under the guarantees and put option taking into consideration the financial position of IFL and estimated that the fair value of the guarantees and put option as of September 30, 2007 was Rs. 886 million ($22.3 million). We recognized a liability of Rs. 784 million for the guarantees and put option in fiscal, 2006. We did not deem a further provision in fiscal 2007 or during the six-month period ended September 30, 2007 to be necessary.

•	Corporate guarantee of Rs. 7,000 million ($176.1 million) on behalf of Vedanta Aluminium for obtaining credit facilities. We also issued a corporate guarantee of Rs. 7,885 million ($198.4 million) for importing capital equipment at concessional rates of duty under the Export Promotion Capital Goods Scheme enacted by the Government of India and Rs. 1,329 million ($33.4 million) for raw material imports. Vedanta Aluminium is obligated to export goods worth eight times the value of concessions enjoyed in a period of eight years following the date of import, failing which we will be liable to pay the dues to the Government of India. With respect to the corporate guarantee of Rs. 7,000 million ($176.1 million), Vedanta Aluminium has issued a counter guarantee to us indemnifying us for any liability on such guarantee. Vedanta Aluminium began the progressive commissioning of its new alumina refinery in March 2007 and anticipates it to be operating to full capacity by March, 2008, after which it is expected to start fulfilling its obligations under this scheme. As of September 30, 2007, we determined that we have no liability on either of these corporate guarantees.

•	Bank guarantee of AUD 5.0 million (Rs. 175 million or $4.4 million) in favor of the Ministry for Economic Development, Energy and Resources of Australia as a security against rehabilitation liability on behalf of CMT. This bank guarantee is backed up by the issuance of a corporate guarantee of Rs. 320 million ($8.1 million). These liabilities are fully recognized in the unaudited condensed consolidated financial statements. We do not anticipate any liability on the corporate guarantee.

•	Bank indemnity guarantees amounting to AUD 2.9 million (Rs. 95 million or $2.4 million) in favor of the State Government of Queensland, Australia, as a security against rehabilitation liabilities that are expected to occur at the closure of the mine. The environmental liability has been fully recognized in our unaudited condensed consolidated financial statements. We do not anticipate any liability on these guarantees.

•	Corporate guarantees on behalf of CMT amounting to Rs. 1,096 million ($27.6 million) for obtaining credit facilities from certain banks. We do not anticipate any liability on these guarantees.

•	Performance bank guarantees amounting to Rs. 4,946 million ($124.5 million) as of September 30, 2007. These guarantees are issued in the normal course of business while bidding for supply contracts or in lieu of advances received from customers. The guarantees have varying maturity dates normally ranging from six months to three years. These are contractual guarantees and are enforceable if the terms and conditions of the contracts are not met and the maximum liability on these contracts is the amount mentioned above. We do not anticipate any liability on these guarantees.

•	Bank guarantees for securing supplies of materials and services in the normal course of business. The value of these guarantees as of September 30, 2007 was Rs. 1,554 million ($39.1 million). We have also issued bank guarantees in the normal course of business for an aggregate value of Rs. 356 million ($9.0 million) for litigations, against provisional valuation and for other liabilities. We do not anticipate any liability on these guarantees.
     Our outstanding guarantees and put option cover obligations aggregating Rs. 26,585 million ($668.8 million) as of September 30, 2007, the liabilities for which have not been recorded in our unaudited condensed consolidated financial statements.
Contractual Obligations
     The following table sets out our total future commitments to settle contractual obligations as of September 30, 2007:

	Payment Due by Period
	Total			Less than 1 Year			1-3 Years			3-5 Years			More than 5 Years
	(in millions)
Bank loans and borrowings	Rs.	15,975	$401.9	Rs.	4,189	$105.4	Rs.	9,299	$233.9	Rs.	1,459	$36.7	Rs.	1,028	$25.9
Capital commitments		61,200	1,540.0		37,018	931.5		24,182	608.5		—	—		—	—

Total	Rs.	77,175	$1,941.9	Rs.	41,207	$1,036.9	Rs.	33,481	$842.4	Rs.	1,459	$36.7	Rs.	1,028	$25.9

     Our total future commitments to settle contractual obligations as of September 30, 2007 were Rs. 77,175 million ($1,941.9 million).
     We also have commitments to purchase copper concentrate for our copper custom smelting operations. These commitments are based on future copper LME prices which are not ascertainable as of the date of this report.
Off-Balance Sheet Arrangements
     In the normal course of business, we enter into certain capital commitments and also give certain financial guarantees. The aggregate amount of indemnities and other guarantees, on which we do not expect any material losses, was Rs. 30,129 million ($758.0 million) as of September 30, 2007. Details of our guarantees are set out in “— Guarantees and Put Option.” Details of our capital commitments and contingencies are as follows:
Capital Commitments
     We have a number of continuing operational and financial commitments in the normal course of business, including completion of the construction and expansion of certain assets. Significant capital commitments as of September 30, 2007 amounted to Rs. 61,200 million ($1,540.0 million) related primarily to capacity expansion projects, through the construction of new facilities and expansion of existing facilities, and entry into the commercial power business.
Contingencies
     We are from time to time subject to litigation and other legal proceedings. Certain of our operating subsidiaries have been named as parties to legal actions by third party claimants and by the Indian sales tax, excise and related tax authorities for additional sales tax, excise and indirect duties. These claims primarily relate either to the assessable values of sales and purchases or to incomplete documentation supporting our tax returns. The total claims related to these tax liabilities is Rs. 3,048 million ($76.7 million). We have evaluated these contingencies and estimate that it is reasonably possible that some of these claims may result in loss contingencies and hence have recorded Rs. 808 million ($20.3 million) as current liabilities as of September 30, 2007.
     We have ongoing disputes with income tax authorities relating to the tax treatment of certain items. These mainly include disallowed expenses, tax treatment of certain expenses claimed by us as deductions, and the computation of, or eligibility of, certain tax incentives or allowances. Some of the disputes relate to the year in which the tax consequences of financial transactions were recognized, and in the event these disputes are not resolved in our favor, the tax consequences may be reflected in the tax year allowed by the income tax authorities and are therefore timing differences. Most of these disputes and disallowances, being repetitive in nature, have been raised by the department consistently in most of the years. We have a right of appeal to the High Court or the Supreme Court of India against adverse initial assessments by the appellate authorities for matters involving questions of law. The tax authorities have similar rights of appeal. The total claims related to these tax liabilities is Rs. 3,293 million ($82.8 million). We have evaluated these contingencies and estimate that it is reasonably possible that some of these claims may result in loss contingencies and hence have recorded Rs. 986 million ($24.8 million) as current income taxes as of September 30, 2007.
     The claims by third party claimants amounted to Rs. 5,675 million ($142.8 million) as of September 30, 2007, of which Rs. 287 million ($7.2 million) has been recorded as current liabilities based on our estimate that some of these claims would become our obligations. We intend to vigorously defend these claims as necessary. Although the results of legal actions cannot be predicted with certainty, it is the opinion of our management, after taking appropriate legal advice, that the resolution of these actions will not have a material adverse effect, if any, on our business, financial condition or results of operations. Therefore, we have not recorded any additional liability in relation to litigation matters in the accompanying unaudited condensed consolidated financial statements.
Quantitative and Qualitative Disclosures About Market Risk
Qualitative Analysis
Currency Risk
     The results of our operations may be affected by fluctuations in the exchange rates between the Indian Rupee and Australian dollar against the US dollar. This table illustrates the effect of a 10% movement in exchange rates between these currencies on our operating income for the six-months period ended September 30, 2007.

10% movement in currency	For Rs./US$			For AUD/US$
	(in millions)
Copper	Rs.	339	$8.5	Rs.	136	$3.4
Zinc		2,964	74.6		—	—
Aluminum		1,511	38.0		—	—

Total	Rs.	4,814	$121.1	Rs.	136	$3.4

     We use hedging instruments to manage the currency risk associated with the fluctuations in the Indian Rupee and Australian dollar against the US dollar in line with our risk management policy. Typically all exposures for maturity of less than two years are managed using simple instruments such as forward contracts and options. As long-term exposures draw nearer, we hedge them progressively to insulate these from the fluctuations in the currency markets. In our Australian operations, apart from funds to meet local expenses which are denominated in Australian dollars, we strive to retain our surplus funds in US dollar terms. These exposures are reviewed by appropriate levels of management on a monthly basis.
     Hedging activities in India are governed by the Reserve Bank of India, or RBI with whose policies we must comply. The policies under which the RBI regulates these hedging activities can change from time to time and these policies affect the effectiveness with which we manage currency risk.
     We have in the past held or issued instruments such as options, swaps and other derivative instruments for purposes of mitigating our exposure to currency risk. We do not enter into hedging instruments for speculative purposes.
Interest Rate Risk
     Our foreign currency debt has floating rates of interest linked to US dollar LIBOR. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. We have selectively used interest rate swaps, options and other derivative instruments to manage our exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a monthly basis.
     Borrowing and interest rate hedging activities in India are governed by the RBI and we have to comply with its regulations. The policies under which the RBI regulates these borrowing and interest rate hedging activities can change from time to time and can impact the effectiveness with which we manage our interest rate risk.
     We have in the past held or issued instruments such as swaps, options and other derivative instruments for purposes of mitigating our exposure to interest rate risk. We do not enter into hedging instruments for speculative purposes. This table illustrates the impact of a 0.5% to 2.0% movement in interest rates on interest payable on loans for the six-months period ended September 30, 2007.

	US Dollar			Indian Rupee
Movement in interest rates	Interest Rates			Interest Rates			Total
	(in millions)
0.5%	Rs.	129	$3.2	Rs.	—	$—	Rs.	129	$3.2
1.0%		258	6.5		—	—		258	6.5
2.0%		516	13.0		—	—		516	13.0
Commodity Price Risk
     We use commodity hedging instruments such as forwards, swaps, options and other derivative instruments to manage our commodity price risk in our copper and zinc businesses. Currently, we use commodity forward contracts to partially hedge against changes in the LME prices of copper and zinc. We enter into these hedging instruments for the purpose of reducing the variability of our cash flows on account of volatility in commodity prices. These hedging instruments are typically of a maturity of less than one year and almost always less than two years.
     Hedging activities in India are governed by the RBI and we have to comply with its regulations. The policies under which the RBI regulates these hedging activities can change from time to time and can impact on the effectiveness with which we manage commodity price risk.
     We have in the past held or issued derivative instruments such forwards, options and other derivative instruments for purposes of mitigating our exposure to commodity price risk. We do not enter into hedging instruments for speculative purposes.
     This table illustrates the impact of a $100 movement in LME prices based on the six-months period ended September 30, 2007 volumes, costs and exchange rates and provides the estimated impact on operating income assuming all other variables remain constant.

$100 movement in LME price	Change in Operating Income
	(in millions)
Copper	Rs.	53	$1.3
Zinc		993	25.0
Aluminum		727	18.3

Total	Rs.	1,773	$44.6

Recently Issued Accounting Pronouncements
SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment to FASB Statements No. 133 and 140”
     In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment to FASB Statements No. 133 and 140,” which eliminates the exemption from applying SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” to interests on securitized financial assets so that similar instruments are accounted for similarly regardless of form. The statement allows the election of a fair value measurement at acquisition, at issuance or when a previously recognized financial instrument is subject to a remeasurement event, on an instrument-by-instrument basis, in cases in which a derivative would otherwise have to be bifurcated. The statement applies to all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Adoption of the standard in fiscal 2007 had no material impact on our consolidated financial position or results of operation.
SFAS No. 157, “Fair Value Measurements”
     In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements”. This Statement defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Our management is currently evaluating the impact, if any, of the adoption of SFAS No. 157 will have on our financial reporting and disclosures.
SFAS No. 158,”Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132 (R)”
     In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)”, which requires recognition of a net liability or asset to report the funded status of defined benefit pension and other postretirement plans on the balance sheet and recognition (as a component of other comprehensive income) of changes in the funded status in the year in which the changes occur. SFAS No. 158 also requires measurement of a plan’s assets and obligations as of the balance sheet date and additional annual disclosures in the notes to the financial statements. The recognition and disclosure provisions of SFAS No. 158 are effective for fiscal years ending after December 15, 2006 while the requirement to measure the plan’s assets and obligations as of the balance sheet is effective for fiscal years ending after December 15, 2008. Adoption of the standard in fiscal 2007 had no material impact on our consolidated financial position or results of operation.
Staff Accounting Bulletin (''SAB’’) No. 108, ''Considering the Effects of Prior year Misstatements when Quantifying Misstatements in Current Year Financial Statements.’’
     In September 2006, the SEC issued SAB No. 108, ''Considering the Effects of Prior year Misstatements when Quantifying Misstatements in Current Year Financial Statements.’’ SAB No. 108 is effective for annual financial statements for fiscal years ending after November 15, 2006, and requires registrants to assess the effects of correcting prior years’ misstatements on the current year’s statement of income. The cumulative effect, if any, of initial application is to be reported as of the beginning of such fiscal year. The adoption of SAB No. 108 did not have a material effect on our consolidated financial position or results of operations.
SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115”
In February 2007, the Financial Accounting Standards Board issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115”. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. This standard is effective for fiscal years ending on or after November 15, 2007. Our management is currently evaluating the impact, if any, of the adoption of SFAS No. 159 will have on our financial reporting and disclosures.

SIGNATURE
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: November 14, 2007

STERLITE INDUSTRIES (INDIA) LIMITED

By:	/s/ Dindayal Jalan

Name:	Dindayal Jalan
Title:	Chief Financial Officer